
02029605


PROCESSED
APR 11 2002
THOMSON
FINANCIAL

PROXY STATEMENT • 2001 ANNUAL REPORT

NATIONAL RESEARCH Corporation

Company Profile

National Research Corporation, headquartered in Lincoln, Nebraska, is a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company addresses the growing need of healthcare providers and payors to measure the care outcomes, specifically satisfaction and health status, of their patients and/or members.

Annual Meeting

The annual meeting of shareholders will be held on May 1, 2002, at 10:00 a.m. (local time) at the Company's corporate offices, 1245 Q Street, Lincoln, Nebraska 68508.

To Our Shareholders:

For the vast majority of consumers, the healthcare system represents a confusing, frustrating and foreign environment. As needs arise for care, we find ourselves confronted with a myriad of decisions with little or no information. Hospitals, doctors and health plans are disconnected, each with their own way of doing things, all without a focus on the patient.

At National Research Corporation, we are working hard to change the way healthcare relates to the patient. Our "patient-centered" approach, meaning patients' needs and values are the primary focus, and patients – not health plans or government regulators – make the clinical and economic decisions about care, is fast becoming the emphasis of the industry.

The President's Council of Economic Advisers recently recommended "patient-centered" care as the ideal healthcare model. The Institute of Medicine, another well-respected organization, cites our definition of patient-centered care as a critical foundation needed to reform healthcare.

Measuring the performance of healthcare providers and payors "through the patient's eyes" is what we, at NRC, are all about. The increased focus and adoption of our methods by the industry are creating significant momentum in the demand for our measurement and improvement products and services.

NRC was recently selected by the largest healthcare system in the country to be the exclusive provider of patient-centered measurement. The Department of Defense uses our services in its 2,100 medical treatment facilities around the world. The National Institute of Health selected NRC for its partner, as have hundreds of other hospitals and medical groups across America.

We expect this increase in demand for our unique products and services to increase revenue in 2002 by 45% to $26 million and earnings per share to $0.54, both of which will be a record for the Company. Our financial strength and the market demand put National Research Corporation in a very enviable position of becoming the "gold standard."

As we capitalize on the vast opportunity that is in our sights, we promise to do so by increasing shareholder value, while creating a more consumer friendly healthcare world for us all.

We are grateful for the investment of our shareholders, which has given us this remarkable opportunity.

Sincerely,



Michael D. Hays

President, Chief Executive Officer and Fellow Shareholder

NATIONAL RESEARCH CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 1, 2002

To the Shareholders of
National Research Corporation:

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of National Research Corporation will be held on Wednesday, May 1, 2002, at 10:00 A.M., local time, at our corporate offices located at 1245 "Q" Street, Lincoln, Nebraska 68508, for the following purposes:

1. To elect two directors to hold office until the 2005 annual meeting of shareholders and until their successors are duly elected and qualified.

2. To act upon a proposal to approve the National Research Corporation 2001 Equity Incentive Plan.

3. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on March 15, 2002 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

A proxy for the meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

Lincoln, Nebraska
April 5, 2002

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

NATIONAL RESEARCH CORPORATION

1245 "Q" Street
Lincoln, Nebraska 68508

PROXY STATEMENT
For
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 1, 2002

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of National Research Corporation (the "Company") beginning on or about April 5, 2002 in connection with a solicitation of proxies by the Board for use at the annual meeting of shareholders to be held on Wednesday, May 1, 2002, at 10:00 A.M., local time, at the Company's corporate offices located at 1245 "Q" Street, Lincoln, Nebraska 68508, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting.

A proxy, in the enclosed form, which is properly executed, duly returned to the Company and not revoked will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted FOR the two persons nominated for election as directors referred to herein, FOR the proposal to approve the National Research Corporation 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan") and on such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy. Other than the election of two directors and the proposal to approve the 2001 Equity Incentive Plan, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, $.001 par value per share (the "Common Stock"), at the close of business on March 15, 2002 are entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 7,104,466 shares of Common Stock, each of which is entitled to one vote per share.

ELECTION OF DIRECTORS

The Company's By-Laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, the shareholders will elect two directors to hold office until the 2005 annual meeting of shareholders and until their successors are duly elected and qualified. Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as directors of the persons named as nominees herein. The Board has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, in the event that any nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. Each director will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the directors. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information, as of March 15, 2002, about the Board's nominees for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting.

Nominees for Election at the Annual Meeting

Term expiring at the 2005 Annual Meeting

JoAnn M. Martin, 47, has served as a director of the Company since June 2001. Ms. Martin has served as the Executive Vice President and Chief Financial Officer of Ameritas Holding Company and as the Senior Vice President, Chief Financial Officer and Corporate Treasurer of Ameritas Acacia Mutual Holding Company, both insurance and financial services companies (collectively, "Ameritas"), since January 1999. Prior thereto, Ms. Martin served as Chief Financial Officer of Ameritas for more than the last five years. Ms. Martin has served as an officer of Ameritas and/or its affiliates since 1988. Ms. Martin is also a director of the Nebraska Society of CPAs Foundation and of several affiliates of Ameritas.

Paul C. Schorr, III, 65, has served as a director of the Company since February 1998. Mr. Schorr has been the President and Chief Executive Officer of ComCor Holding Inc., an electrical contractor specializing in construction consulting services, since 1987. Mr. Schorr is also a director of Austins Steaks & Saloon, Inc. and Ameritas Life Insurance Corp.

THE BOARD RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEES. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEES.

Directors Continuing in Office

Terms expiring at the 2003 Annual Meeting

Michael D. Hays, 47, has served as President and Chief Executive Officer and as a director since he founded the Company in 1981. Prior thereto, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

John N. Nunnelly, 49, has served as a director of the Company since December 1997. Mr. Nunnelly has been the Group President, Financial and Administrative Solutions Division of the Information Solutions division of McKesson Corporation, a leader in the healthcare information industry, since January 1999. Mr. Nunnelly previously served as the Senior Vice President and General Manager for three business units (Amherst Product Group, the Managed Care Group and the Springfield Company Group) of McKesson Corporation since 1988, and has also served McKesson Corporation in various other positions during his seventeen-year tenure with the firm.

Terms expiring at the 2004 Annual Meeting

Patrick E. Beans, 44, has served as Vice President, Treasurer, Chief Financial Officer and Secretary and a director of the Company since 1997 and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

BOARD OF DIRECTORS

General

The Board has standing Audit and Compensation Committees. In accordance with its formal written charter adopted by the Board, the Audit Committee's primary duties and responsibilities are to: (1) serve as an independent and objective party to monitor the Company's financial reporting process and internal control system; (2) review and appraise the audit efforts of the Company's independent auditors; and (3) provide an open avenue of communication among the independent auditors, financial and senior management, and the Board. The Audit Committee presently consists of John N. Nunnelly (Chairman), JoAnn M. Martin and Paul C. Schorr, III, each of whom is independent as defined in Rule 4200(A)(15) of the listing standards of the National Association of Securities Dealers, Inc. The Audit Committee held two meetings in 2001.

The Compensation Committee reviews and recommends to the Board the compensation structure for the Company's directors, officers and other managerial personnel, including salary rates, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation, and administers the National Research Corporation 1997 Equity Incentive Plan (the "1997 Equity Incentive Plan"), under which no additional awards may be granted, the 2001 Equity Incentive Plan and the National Research Corporation Director Stock Plan (the "Director Plan"). Paul C. Schorr, III (Chairman) and John N. Nunnelly are the current members of the Compensation Committee. The Compensation Committee held four meetings in 2001.

The Board has no standing nominating committee. The Board selects the director nominees to stand for election at the Company's annual meetings of shareholders and to fill vacancies occurring on the Board. The Board will consider nominees recommended by shareholders, but has no established procedures which shareholders must follow to make a recommendation. The Company's By-Laws also provide for shareholder nominations of candidates for election as directors. These provisions require such nominations to be made pursuant to timely notice (as specified in the By-Laws) in writing to the Secretary of the Company. The shareholder's notice must contain information relating to the nominee which is required to be disclosed by the Company's By-Laws and the Securities Exchange Act of 1934.

The Board held four meetings in 2001. Each director attended all of the meetings of the Board held during the period for which he or she was a director in 2001 and all of the meetings held by all committees of the Board on which such director served during the period that the director so served in 2001.

Director Compensation

Directors who are executive officers of the Company receive no compensation for service as members of either the Board or committees thereof. Directors who are not executive officers of the Company receive an annual retainer of $10,000 and a fee of $500 for each committee meeting attended.

Additionally, directors are reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof.

Pursuant to the Director Plan, each director who is not an associate (i.e., employee) of the Company receives an annual grant of an option to purchase 1,000 shares of Common Stock on the date of each annual meeting of shareholders. The options have an exercise price equal to the fair market value of the Common Stock on the date of grant and vest one year after the grant date.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is responsible for providing independent, objective oversight of the Company's accounting functions and internal controls.

The Audit Committee reviews the Company's financial reporting process on behalf of the Board. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2001 Annual Report on Form 10-K with the Company's management and independent auditors. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended. In addition, the Company's independent auditors provided to the Audit Committee the written disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee discussed with the independent auditors their independence. The Audit Committee considered whether the independent auditors' provision of non-audit services is compatible with maintaining the independent auditors' independence. The fees to the independent auditors for 2001 were as follows:

Audit fees, excluding audit related fees	$60,680
Financial information systems design and implementation fees(1)	$0
All other fees:	
Audit related fees(2)	$59,937
Other non-audit services(3)	$12,845
Total all other fees	$72,782

(1) Financial information systems design and implementation consists of consulting for enterprise-wide financial information systems.
(2) Audit related fees consisted primarily of acquisition audit and due diligence assistance related to the purchase of The Picker Institute survey business.
(3) Other non-audit fees consisted of tax compliance services.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, for filing with the SEC.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

AUDIT COMMITTEE

John N. Nunnelly, Chairman
JoAnn M. Martin
Paul C. Schorr, III

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 15, 2002 by: (i) each director and nominee; (ii) each of the executive officers named in the Summary Compensation Table set forth below; (iii) all of the directors, nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group; and (iv) each person or other entity known by the Company to own beneficially more than 5% of the Common Stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Michael D. Hays[1]	4,850,773	68.3%
Jona S. Raasch	73,540[2][5]	1.0%
Patrick E. Beans	70,412[3][5]	*
Paul C. Schorr, III	13,000[4][5]	*
John N. Nunnelly	8,800[5]	*
JoAnn M. Martin	500	*
All directors, nominees and executive officers as a group (6 persons)	5,017,025[5]	70.4%

* Denotes less than 1%.

(1) The address of Michael D. Hays is 1245 "Q" Street, Lincoln, Nebraska 68508.

(2) Includes 1,000 shares owned by Ms. Raasch's husband, 1,350 shares held by Ms. Raasch as power of attorney for her father and 100 shares owned by Ms. Raasch's minor children.

(3) Includes 1,500 shares held by Mr. Beans as custodian for his minor children and 26,737 shares owned by four trusts for which Mr. Beans is the sole trustee.

(4) Includes 1,000 shares owned by The Schorr Family Company, Inc., which Mr. Schorr manages, and 8,000 shares owned by Mr. Schorr's wife.

(5) Includes shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 15, 2002, as follows: Ms. Raasch, 5,000 shares; Mr. Beans, 7,500 shares; Mr. Schorr, 4,000 shares; Mr. Nunnelly, 4,000 shares; and all directors, nominees and executive officers as a group, 20,500 shares.

EXECUTIVE COMPENSATION

Summary Compensation Information

The following table sets forth certain information concerning the compensation earned in each of the last three fiscal years by the Company's Chief Executive Officer and each of the Company's two other most highly compensated executive officers whose total cash compensation exceeded $100,000 in the fiscal year ended December 31, 2001. The persons named in the table are sometimes referred to herein as the "named executive officers."

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
					Awards	Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Securities Underlying Stock Options(#)	Long-Term Incentive Compensation Payouts($)	All Other Compensation ($)
Michael D. Hays	2001	$140,000	$26,250	--	--	--	$1,523(2)
President and Chief	2000	140,000	43,750	--	--	--	1,523
Executive Officer	1999	140,000	--	--	--	--	1,523
Jona S. Raasch	2001	120,000	22,500	--	10,435	--	--
Vice President and Chief	2000	120,000	37,500	--	--	--	--
Operations Officer	1999	120,000	--	--	7,500	--	--
Patrick E. Beans	2001	100,000	16,875	--	6,429	--	--
Vice President, Treasurer	2000	100,000	28,125	--	--	--	--
and Chief Financial Officer	1999	100,000	--	--	11,250	--	--

(1) Certain personal benefits provided by the Company to the named executive officers are not included in the table. The aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer's salary and bonus in each respective year.

(2) Premiums for disability insurance paid by the Company for the benefit of Mr. Hays.

Stock Options

The Company has in effect the 1997 Equity Incentive Plan and the 2001 Equity Incentive Plan (which is subject to approval by the shareholders at the Annual Meeting) pursuant to which options to purchase Common Stock may be granted to associates (i.e., employees) of the Company, including officers and associate-directors. The following table presents certain information as to grants of stock options made during 2001 to Jona S. Raasch and Patrick E. Beans. No other named executive officer was granted options in 2001.

Option Grants in 2001

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)		
Name	Number of Securities Underlying Options Granted (#)(I)	Percent of Total Options Granted to Employees in 2001	Exercise or Base Price ($/Share)	Expiration Date	At 0% Annual Growth Rate	At 5% Annual Growth Rate	At 10% Annual Growth Rate
Jona S. Raasch.............	10,435	16.0%	$5.75	12/4/06	0	$16,577	$36,361
Patrick E. Beans..........	6,429	9.9%	$7.00	12/26/06	0	$12,433	$27,475

---

(1) The options reflected in the table (which are nonstatutory options for purposes of the Internal Revenue Code) will each become exercisable in 33 1/3% increments annually over the three-year period from its date of grant.

(2) This presentation is intended to disclose the potential value which would accrue to the optionee if the options were exercised the day before they would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock.

The following table sets forth information regarding the exercise of stock options by the named executive officers during 2001 and the year-end value of unexercised options held by such persons. Mr. Hays did not hold any options to acquire Common Stock as of December 31, 2001 and is accordingly not reflected in the table.

Aggregated Option Exercises in 2001 Fiscal Year and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)	
Name	Shares Acquired on Exercise (#)	Value Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Jona S. Raasch...........	--	--	5,000	12,935	$11,300	$10,972
Patrick E. Beans........	--	--	7,500	10,179	$16,950	$8,475

---

(1) The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the options at exercise or fiscal year-end, respectively.

Report on Executive Compensation

The Compensation Committee of the Board is responsible for all aspects of the Company's compensation package offered to its corporate officers, including the named executive officers. The following report was prepared by members of the Compensation Committee.

The Company's executive compensation program is designed to promote a strong, direct relationship between performance (on both a Company and individual level) and compensation and to base compensation on the Company's quarterly, annual and long-term performance goals by rewarding above-average corporate performance and recognizing individual initiative and achievement. The Company has developed an overall compensation strategy and specific compensation plans that are intended to be an effective tool for fostering the creation of shareholder value and the execution of the Company's business plan. The overall objectives of this strategy are to make executive compensation generally competitive, with a substantial portion of such compensation contingent upon Company and individual performance, and to encourage equity ownership by the Company's executive officers so that their interests are closely aligned with the interests of shareholders.

During 1996, the Company retained a nationally-recognized compensation consultant to advise it with respect to compensation issues. The first step in the overall review of executive compensation was an analysis of the duties and responsibilities of each Company executive. Subsequently, the Company's consultant compared the compensation for each Company executive with general market data for individuals with comparable job responsibilities. The Company's consultant summarized its conclusions on Company executive compensation in a report finalized in late 1997. The results of this study have provided, and will continue to provide in 2002, the framework for determining compensation for executives of the Company.

The key elements of the Company's executive compensation program consist of base salary, annual bonus and stock options, which, based on the Company's consultant's recommendations and the Compensation Committee's judgment, approximate, depending on the attainment of certain revenue and profitability levels, the following percentages of aggregate compensation: base salary, 100%, 50% or 34%; annual bonus, 0%, 25% or 33%; and stock options, 0%, 25% or 33%; respectively. A general description of the elements of the Company's compensation program, including the bases for the compensation awarded to the Company's Chief Executive Officer for 2001, are discussed below.

Base Salary. Base salaries are initially determined by evaluating the responsibilities of the position, the experience and contributions of the individual and the salaries for comparable positions in the competitive marketplace. Base salary levels for the Company's executive officers are generally positioned at the midpoint of the range for comparable positions in companies of similar size offering similar services. While the Company believes it offers competitive base salaries, the Company attempts to keep executive base salary increases as low as possible in order to limit the Company's exposure if performance targets are not met.

Annual Bonus. The Company's executive officers are eligible for annual cash bonus awards under the Company's incentive compensation program. Under this program, Company and individual performance objectives are established at the beginning of each year. Company performance objectives are based on the Company obtaining certain levels of revenues and/or net profits. Individual performance objectives are oriented to long-term objectives of the Company, with stated goals and activities to achieve those objectives specified for each individual.

Stock Options. The 1997 Equity Incentive Plan and the 2001 Equity Incentive Plan are designed to encourage and create ownership of Common Stock by key executives, thereby promoting a close identity of interests between the Company's management and its shareholders. The 1997 Equity Incentive Plan and the 2001 Equity Incentive Plan are designed to motivate and reward executives for long-term strategic management and the enhancement of shareholder value. The Compensation Committee has determined that stock option grants to the Company's associates, including key executive officers, are consistent with the Company's best interest and the Company's overall compensation program.

Stock options are granted with an exercise price equal to the market value of the Common Stock on the date of grant. Vesting schedules are designed to encourage the creation of shareholder value over the long-term since the full benefit of the compensation package cannot be realized unless stock price appreciation occurs over a number of years and the executive remains in the Company's employ.

Two of the named executive officers, Ms. Raasch and Mr. Beans, were granted stock options in 2001 based on the achievement of individual performance goals for 2001. See above under "--Stock Options."

Chief Executive Officer Compensation. During 2001, the Company's Chief Executive Officer, Michael D. Hays, was paid a salary of $140,000 and was awarded a bonus of $26,250. In evaluating Mr. Hays' performance during 2001, the Compensation Committee considered the Company's overall financial performance and the achievement of long-term objectives of the Company.

Section 162 (m) Limitation. The Company anticipates that all 2002 compensation to executives will be fully deductible under Section 162(m) of the Internal Revenue Code. Therefore, the Company determined that a policy with respect to qualifying compensation paid to executive officers for deductibility is not necessary.

NATIONAL RESEARCH CORPORATION
COMPENSATION COMMITTEE

Paul C. Schorr, III, Chairman
John N. Nunnelly

PERFORMANCE INFORMATION

The following graph compares on a cumulative basis changes since October 10, 1997 (the date on which the Common Stock was first publicly traded) in (a) the total shareholder return on the Common Stock with (b) the total return on the Nasdaq Stock Market (U.S.) Index and (c) the total return on the Russell 2000 Index. Such changes have been measured by dividing (a) the sum of (i) the amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the price per share at the end of and the beginning of the measurement period, by (b) the price per share at the beginning of the measurement period. The graph assumes $100 was invested on October 10, 1997 in Common Stock, the Nasdaq Stock Market (U.S.) Index and the Russell 2000 Index.

The Russell 2000 Index is an index of companies with market capitalizations similar to the Company. The Company has selected this index because, at this time, the Company does not believe it can reasonably identify a peer group for comparison. The Company believes that an index of companies



NATIONAL RESEARCH CORPORATION
NASDAQ STOCK MARKET (U.S.) INDEX
RUSSELL 2000 INDEX
$250
$200
$150
$100
$50
$0
10/10/97
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01

with similar market capitalizations provides a reasonable basis for comparing total shareholder returns.

	October 10, 1997	December 31, 1997	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001
NATIONAL RESEARCH CORPORATION	$100	$44.17	$31.67	$26.67	$26.67	$41.73
NASDAQ STOCK MARKET (U.S.) INDEX	100	90.52	127.62	237.16	142.65	113.19
RUSSELL 2000 INDEX	100	96.46	94.01	113.99	110.54	113.29

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file reports concerning their ownership of Company equity securities with the Securities and Exchange Commission and the Company. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that during the fiscal year ended December 31, 2001 all of its directors and executive officers complied with the Section 16(a) filing requirements, except for the Form 3 of JoAnn M. Martin, which was filed late.

APPROVAL OF THE 2001 EQUITY INCENTIVE PLAN

General

The Company currently has in effect the 1997 Equity Incentive Plan, under which no additional awards may be granted. To allow for additional equity-based compensation awards to be made by the Company, the Board has unanimously adopted the 2001 Equity Incentive Plan contingent upon shareholder approval of the 2001 Equity Incentive Plan at the Annual Meeting. The following summary description of the 2001 Equity Incentive Plan is qualified in its entirety by reference to the full text of the 2001 Equity Incentive Plan which is attached to this proxy statement as Appendix A.

Purpose

The purpose of the 2001 Equity Incentive Plan is to promote the best interests of the Company and its shareholders by providing associates (i.e., employees) of the Company and its affiliates with an opportunity to acquire a proprietary interest in the Company. The 2001 Equity Incentive Plan is intended to promote continuity of management and to provide increased incentive and personal interest in the welfare of the Company to associates upon whose judgment, interest and special effort the successful conduct of the Company's business depends.

Administration and Eligibility

The 2001 Equity Incentive Plan is required to be administered by a committee of the Board (the "Committee") consisting of no less than two directors, each of whom is a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each of whom is also an "outside director" within the meaning of Section 162(m)(4)(C) of the Internal Revenue Code. In the event that the Committee is not appointed, the functions of the Committee will be exercised by the Board. Among other functions, the Committee has the authority to designate participants; to determine the types of awards to be granted to participants and the number of shares covered by such awards; and to set the terms and conditions of such awards. The Committee may also determine whether the payment of any proceeds of any award shall or may be deferred by a participant. Subject to the express terms of the 2001 Equity Incentive Plan, determinations and interpretations with respect to the 2001 Equity Incentive Plan and award agreements will be in the sole discretion of the Committee, whose determinations and interpretations will be binding on all parties. The Compensation Committee has been designated as the current administrator of the Plan.

Any associate of the Company or any affiliate is eligible to be granted awards by the Committee under the 2001 Equity Incentive Plan. Approximately 147 persons are currently eligible to participate in the 2001 Equity Incentive Plan. The number of eligible participants may increase over time based upon future growth of the Company.

Awards Under the 2001 Equity Incentive Plan; Available Shares

The 2001 Equity Incentive Plan authorizes the granting to associates of: (a) stock options, which may be either incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code or non-qualified stock options; (b) stock appreciation rights; (c) restricted stock; (d) performance shares and (e) other stock-based awards and benefits. The 2001 Equity Incentive Plan provides that up to a total of 600,000 shares of Common Stock (subject to adjustment as described below) are available for granting of awards under the 2001 Equity Incentive Plan.

If any shares subject to awards granted under the 2001 Equity Incentive Plan, or to which any award relates, are forfeited or if an award otherwise terminates, expires or is cancelled prior to the delivery of all of the shares or other consideration issuable or payable pursuant to the award, such shares will be available for the granting of new awards under the 2001 Equity Incentive Plan. Any shares delivered pursuant to an award may be either authorized and unissued shares of Common Stock or treasury shares held by the Company.

Terms of Awards

Option Awards. Options granted to participants under the 2001 Equity Incentive Plan may be either incentive stock options or non-qualified stock options. No individual participant may be granted options that could result in such participant exercising options for more than 200,000 shares of Common Stock under the 2001 Equity Incentive Plan (subject to adjustment as described below).

The exercise price per share of Common Stock subject to options granted under the 2001 Equity Incentive Plan will be determined by the Committee, provided that the exercise price may not be less than 100% of the fair market value of a share of Common Stock on the date of grant. The term of any option granted under the 2001 Equity Incentive Plan will be as determined by the Committee, provided that the term of an incentive stock option may not exceed ten years from the date of its grant. Options granted under the 2001 Equity Incentive Plan will become exercisable in such manner and within such period or periods and in such installments or otherwise as determined by the Committee. Options may be exercised by payment in full of the exercise price, either (at the discretion of the Committee) in cash or in whole or in part by tendering shares of Common Stock or other consideration having a fair market value on the date of exercise equal to the option exercise price. All incentive stock options granted under the 2001 Equity Incentive Plan will also be required to comply with all other terms of Section 422 of the Internal Revenue Code.

Stock Appreciation Rights. A stock appreciation right granted under the 2001 Equity Incentive Plan will confer on the participant holder a right to receive, upon exercise thereof, the excess of (a) the fair market value of one share of Common Stock on the date of exercise over (b) the grant price of the stock appreciation right as specified by the Committee. The grant price of a stock appreciation right under the 2001 Equity Incentive Plan may not be less than 100% of the fair market value of a share of Common Stock on the date of grant. The grant price, term, methods of exercise, methods of settlement (including whether the holder of a stock appreciation right will be paid in cash, shares of Common Stock or other consideration), and any other terms and conditions of any stock appreciation right granted under the 2001 Equity Incentive Plan are determined by the Committee at the time of grant. Pursuant to the terms of the 2001 Equity Incentive Plan, no individual participant may be granted stock appreciation rights that could result in such participant exercising stock appreciation rights with respect to more than 200,000 shares of Common Stock under the 2001 Equity Incentive Plan (subject to adjustment as described below).

Restricted Stock. Shares of restricted Common Stock granted to participants under the 2001 Equity Incentive Plan will be subject to such restrictions as the Committee may impose, including any limitation on the right to vote such shares or receive dividends thereon. The restrictions imposed on the shares may lapse separately or in combination at such time or times, or in such installments or otherwise, as the Committee may deem appropriate. Except as otherwise determined by the Committee, upon termination of a participant's employment for any reason during the applicable restriction period, all shares of restricted stock still subject to restriction will be subject to forfeiture by the participant.

No participant shall be granted awards relating to more than 75,000 shares of restricted stock. The aggregate number of shares of restricted stock granted under the 2001 Equity Incentive Plan to all participants as a group shall not exceed 200,000. The foregoing numerical limitations on the issuance of shares of restricted stock are subject to adjustment as described below.

Performance Shares. The 2001 Equity Incentive Plan also provides for the granting of performance shares to participants. The Committee will determine and/or select the applicable performance period, the performance goal or goals (and the performance level or levels related thereto) to be achieved during any performance period, the proportion of payments, if any, to be made for performance between the minimum and full performance levels for any performance goal and, if applicable, the relative percentage weighting given to each of the selected performance goals, the restrictions applicable to shares of restricted stock or restricted stock units received upon payment of performance shares if payment is made in such manner, and any other terms, conditions and rights relating to the grant of performance shares. Under the terms of the 2001 Equity Incentive Plan, the Committee may select from various performance goals, including return on equity, return on investment, return on net assets, economic value added, earnings from operations, pre-tax profits, net earnings, net earnings per share, working capital as a percent of net sales, net cash provided by operating activities, market price per share of Common Stock and total shareholder return. The Committee shall have sole discretion to alter the selected performance goals, subject to shareholder approval, to the extent required to qualify the performance award for the performance-based exemption provided by Section 162(m) of the Internal Revenue Code. In the event the Committee determines it is advisable to grant performance shares which do not qualify for the performance-based exemption, the Committee may make such grants in its discretion.

Following completion of the applicable performance period, payment on performance shares granted to and earned by participants will be made in shares of Common Stock (which, at the discretion of the Committee, may be shares of restricted stock). Pursuant to the terms of the 2001 Equity Incentive Plan, no participant may be granted more than 75,000 performance shares under the 2001 Equity Incentive Plan (subject to adjustment as described below).

The Committee may provide that during a performance period a participant be paid cash amounts with respect to each performance share held by the participant, in the same time, manner and amount as dividends paid on a share of Common Stock. Participants shall have no voting rights with respect to the performance shares held by them during the applicable performance period.

Other Awards and Benefits

The Committee may grant participants other stock-based awards, subject to such terms and conditions as the Committee determines. The Committee may provide other types of benefits as the Committee determines would further the purposes of the 2001 Equity Incentive Plan.

Adjustments

If any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase shares of Common Stock or other securities of the Company, or other similar corporate transaction or event affects the shares of Common Stock so that an adjustment is appropriate, then the Committee will generally have the authority to, in such manner as it deems equitable, adjust (a) the number and type of shares subject to the 2001 Equity Incentive Plan and which thereafter may be made the subject of awards, (b) the number and type of shares subject to individual participant limitations, (c) the number and type of shares subject to outstanding awards, and (d) the grant, purchase or exercise price with respect to any award, or may make provision for a cash payment to the holder of an outstanding award.

Limits on Transferability

Except as otherwise provided by the Committee, no award granted under the 2001 Equity Incentive Plan (other than an award of restricted stock on which the restrictions have lapsed) may be assigned, sold, transferred or encumbered by any participant, otherwise than by will, by designation of a beneficiary, or by the laws of descent and distribution. Each award will be exercisable during the participant's lifetime only by such participant or, if permissible under applicable law, by the participant's guardian or legal representative.

Amendment and Termination

Subject to shareholder approval in certain circumstances, the Board may amend, alter, suspend, discontinue, or terminate the 2001 Equity Incentive Plan. Shareholder approval of any amendment of the 2001 Equity Incentive Plan must be obtained if otherwise required by the Internal Revenue Code or any rules promulgated thereunder (in order to allow for incentive stock options to be granted under the 2001 Equity Incentive Plan) or by the quotation or listing requirements of the Nasdaq National Market or any principal securities exchange or market on which shares of Common Stock are then traded (in order to maintain the listing of the shares thereon). To the extent permitted by applicable law and subject to such shareholder approval as may be required above, the Committee may also amend the 2001 Equity Incentive Plan. Termination of the 2001 Equity Incentive Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force and effect after termination of the 2001 Equity Incentive Plan except as they may lapse or be terminated by their own terms and conditions.

Withholding

Not later than the date as of which an amount first becomes includible in the gross income of a participant for federal income tax purposes with respect to any award under the 2001 Equity Incentive Plan, the participant will be required to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Committee, withholding obligations arising with respect to awards under the 2001 Equity Incentive Plan may be settled with shares of Common Stock (other than shares of restricted stock), including shares of Common Stock that are part of, or are received upon exercise of, the award that gives rise to the withholding requirement. The obligations of the Company under the 2001 Equity Incentive Plan are conditional on such payment or arrangements, and the Company and any affiliate will, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant. The Committee may establish such procedures as it deems appropriate for the settling of withholding obligations with shares of Common Stock.

Certain Federal Income Tax Consequences

Stock Options. The grant of a stock option under the 2001 Equity Incentive Plan creates no income tax consequences to the participant or the Company. A participant who is granted a non-qualified stock option will generally recognize ordinary income at the time of exercise for each underlying share of Common Stock in an amount equal to the excess of the fair market value of the Common Stock at such time over the exercise price. The Company will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. A subsequent disposition of the Common Stock will generally give rise to capital gain or loss to the extent the amount realized from the disposition differs from the tax basis, *i.e.*, the fair market value of the Common Stock on the date of exercise. This capital gain or loss will be a long-term or short-term capital gain or loss depending upon the length of time the Common Stock is held prior to the disposition.

In general, a participant will recognize no income or gain as a result of exercise of an incentive stock options for regular tax purposes (income equal to the excess of the fair market value of the underlying Common Stock at such time over the exercise price is recognized for alternative minimum tax purposes). Except as described below, any gain or loss realized by the participant on the disposition of the Common Stock acquired pursuant to the exercise of an incentive stock options will be treated as a long-term capital gain or loss and no deduction will be allowed to the Company. If the participant fails to hold the shares of Common Stock acquired pursuant to the exercise of an incentive stock options for at least two years from the date of grant of the incentive stock options and one year from the date of exercise, the participant will recognize ordinary income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition or (b) the excess of the fair market value of the shares of Common Stock on the date of exercise over the exercise price. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain. This capital gain will be a long-term capital gain if the Common Stock has been held for more than one year from the date of exercise.

Stock Appreciation Rights. The grant of a stock appreciation right will create no income tax consequences for the participant or the Company. Upon exercise of a stock appreciation right, the participant will recognize ordinary income equal to the amount of any cash and the fair market value of any shares of Common Stock or other property received, except that if the participant receives an option or shares of restricted stock upon exercise of a stock appreciation right, recognition of income may be deferred in accordance with the rules applicable to such other awards. The Company will generally be entitled to a deduction in the same amount and at the same time as income is recognized by the participant.

Restricted Stock. A participant will not recognize income at the time an award of restricted stock is made under the 2001 Equity Incentive Plan, unless the election described below is made. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time reduced by any amount paid for the restricted stock. The Company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will generally result in capital gain or loss (long-term or short-term depending upon the length of time the restricted stock is held after the time the restrictions lapse). Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid. The Company will generally be entitled to a corresponding compensation deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award reduced by any amount paid for the restricted stock. The Company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the election is made, any cash dividends received with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by the Company. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in capital gain or loss (long-term or short-term depending on the holding period). If the participant who has made an election subsequently forfeits the restricted stock, the participant will not be entitled to recognize a capital loss equal to the amount the participant paid for the restricted stock less the amount received upon forfeiture. In addition, the Company would then be required to include as ordinary income the amount of the deduction it originally claimed with respect to such shares.

Performance Shares. The grant of performance shares will create no income tax consequences for the participant or the Company. Upon the receipt of shares of Common Stock at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares of Common Stock received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules applicable to such restricted stock. In addition, the participant will recognize ordinary income equal to the dividend equivalents paid on performance shares prior to or at the end of the performance period. The Company will generally be entitled to a deduction in the same amount and at the same time as income is recognized by the participant.

Awards under the 2001 Equity Incentive Plan

The following table sets forth information with respect to option grants that have been made under the 2001 Equity Incentive Plan to date to the various individuals and groups identified below. All of such options were granted contingent upon shareholder approval of the 2001 Equity Incentive Plan at the Annual Meeting. The options are nonstatutory stock options which, for the named executive officers, vest and become exercisable in 33% increments over a three-year period from the date of grant and which, for all other participants, vest and become exercisable in 50% increments over a two-year period from the date of grant. The options have a per share exercise price equal to 100% of the fair market value of Common Stock on the date of grant, which was $5.75 in the case of Ms. Raasch's options and $7.00 in the case of Mr. Beans. Other than Ms. Raasch and Mr. Beans, no other named executive officer has been granted options under the 2001 Equity Incentive Plan.

New Plan Benefits
2001 Equity Incentive Plan

Name and Position	Number of Shares of Common Stock Subject to Options
Jona S. Raasch Vice President and Chief Operations Officer	10,435
Patrick E. Beans Vice President, Treasurer, Secretary and Chief Financial Officer	6,429
All executive officers as a group (3 persons)	16,864
All associates (other than executive officers) as a group	48,234

The Company cannot currently determine the number of shares or the type of shares that may be granted to eligible participants under the 2001 Equity Incentive Plan in the future. Such determinations will be made from time to time by the Committee.

On March 15, 2002, the closing price per share of Common Stock on the Nasdaq National Market was $7.50.

Vote Required

The affirmative vote of the holders of a majority of the shares of Common Stock represented and voted at the Annual Meeting with respect to the 2001 Equity Incentive Plan (assuming a quorum is present) is required to approve the 2001 Equity Incentive Plan. Any shares of Common Stock not voted at the Annual Meeting with respect to the 2001 Equity Incentive Plan (whether as a result of broker non-votes or otherwise, except abstentions) will have no impact on the vote. Shares of Common Stock as to which holders abstain from voting will be treated as votes against the 2001 Equity Incentive Plan.

THE BOARD RECOMMENDS A VOTE "FOR" THE 2001 EQUITY INCENTIVE PLAN. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED AT THE ANNUAL MEETING BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" THE 2001 EQUITY INCENTIVE PLAN.

MISCELLANEOUS

Independent Auditors

KPMG LLP acted as the independent auditors for the Company in 2001 and it is anticipated that such firm will be similarly appointed to act in 2002. Representatives of KPMG LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

Shareholder Proposals

Proposals which shareholders of the Company intend to present at and have included in the Company's proxy statement for the 2003 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), must be received by the Company by the close of business on December 6, 2002. In addition, a shareholder who otherwise intends to present business at the 2003 annual meeting (including, nominating persons for election as directors) must comply with the requirements set forth in the Company's By-Laws. Among other things, to bring business before an annual meeting, a shareholder must give written notice thereof, complying with the By-Laws, to the Secretary of the Company not less than 60 days and not more than 90 days prior to the second Wednesday in the month of April (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days). Under the By-Laws, if the Company does not receive notice of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 (*i.e.*, proposals shareholders intend to present at the 2003 annual meeting but do not intend to include in the Company's proxy statement for such meeting) prior to February 8, 2003, then the notice will be considered untimely and the Company will not be required to present such proposal at the 2003 annual meeting. If the Board chooses to present such proposal at the 2003 annual meeting, then the persons named in proxies solicited by the Board for the 2003 annual meeting may exercise discretionary voting power with respect to such proposal.

Other Matters

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. The Company will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Pursuant to the rules of the Securities and Exchange Commission, services that deliver the Company's communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of the Company's annual report to shareholders and proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders may notify the Company of their requests by calling or writing Patrick E. Beans, Secretary, National Research Corporation, 1245 "Q" Street, Lincoln, Nebraska 68508.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

April 5, 2002

Appendix A

NATIONAL RESEARCH CORPORATION
2001 EQUITY INCENTIVE PLAN

Section 1. Purpose

The purpose of the National Research Corporation 2001 Equity Incentive Plan (the "Plan") is to promote the best interests of National Research Corporation (together with any successor thereto, the "Company") and its shareholders by providing associates (i.e., employees) of the Company and its Affiliates (as defined below) with an opportunity to acquire a proprietary interest in the Company. It is intended that the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by associates upon whose judgment, interest and special effort the successful conduct of the Company's business is dependent.

Section 2. Definitions

As used in the Plan, the following terms shall have the respective meanings set forth below:

(a) "Affiliate" shall mean any entity that, directly or through one or more intermediaries, is controlled by, controls, or is under common control with, the Company.

(b) "Award" shall mean any Option, Stock Appreciation Right, Restricted Stock, Performance Share or other award granted under the Plan.

(c) "Award Agreement" shall mean any written agreement, contract, or other instrument or document evidencing any Award granted under the Plan.

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(e) "Commission" shall mean the United States Securities and Exchange Commission or any successor agency.

(f) "Committee" shall mean a committee of the Board of Directors of the Company designated by such Board to administer the Plan and composed of not less than two directors, each of whom shall qualify as a "non-employee director" within the meaning of Rule 16b-3 and as an "outside director" within the meaning of Section 162(m)(4)(C) of the Code (or any successor provision thereto).

(g) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(h) "Excluded Items" shall mean any items which the Committee determines shall be excluded in fixing Performance Goals, such as any gains or losses from discontinued operations, any extraordinary gains or losses and the effects of accounting changes.

(i) "Fair Market Value" shall mean, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(j) "Incentive Stock Option" shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code (or any successor provision thereto).

(k) "Non-Qualified Stock Option" shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(l) "Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(m) "Participant" shall mean any officer or other associate (i.e., employee) of the Company or of any Affiliate designated to be granted an Award under the Plan. Members of the Company's Board of Directors who are not associates of the Company or of any Affiliate shall not be eligible to receive Awards under the Plan.

(n) "Performance Goals" shall mean any of the following (in all cases after excluding the impact of applicable Excluded Items):

(i) Return on equity for the Performance Period for the Company on a consolidated basis.

(ii) Return on investment for the Performance Period (aa) for the Company on a consolidated basis, (bb) for any one or more Affiliates or divisions of the Company and/or (cc) for any other business unit or units of the Company as defined by the Committee at the time of selection.

(iii) Return on net assets for the Performance Period (aa) for the Company on a consolidated basis, (bb) for any one or more Affiliates or divisions of the Company and/or (cc) for any other business unit or units of the Company as defined by the Committee at the time of selection.

(iv) Economic value added (as defined by the Committee at the time of selection) for the Performance Period (aa) for the Company on a consolidated basis, (bb) for any one or more Affiliates or divisions of the Company and/or (cc) for any other business unit or units of the Company as defined by the Committee at the time of selection.

(v) Earnings from operations for the Performance Period (aa) for the Company on a consolidated basis, (bb) for any one or more Affiliates or divisions of the Company and/or (cc) for any other business unit or units of the Company as defined by the Committee at the time of selection.

(vi) Pre-tax profits for the Performance Period (aa) for the Company on a consolidated basis, (bb) for any one or more Affiliates or divisions of the Company and/or (cc) for any other business unit or units of the Company as defined by the Committee at the time of selection.

(vii) Net earnings for the Performance Period (aa) for the Company on a consolidated basis, (bb) for any one or more Affiliates or divisions of the Company and/or (cc) for any other business unit or units of the Company as defined by the Committee at the time of selection.

(viii) Net earnings per Share for the Performance Period for the Company on a consolidated basis.

(ix) Working capital as a percent of net sales for the Performance Period (aa) for the Company on a consolidated basis, (bb) for any one or more Affiliates or divisions of the Company and/or (cc) for any other business unit or units of the Company as defined by the Committee at the time of selection.

(x) Net cash provided by operating activities for the Performance Period (aa) for the Company on a consolidated basis, (bb) for any one or more Affiliates or divisions of the Company and/or (cc) for any other business unit or units of the Company as defined by the Committee at the time of selection.

(xi) Market price per Share for the Performance Period.

(xii) Total shareholder return for the Performance Period for the Company on a consolidated basis.

(o) "Performance Period" shall mean, in relation to Performance Shares or Options subject to Performance Goals, any period for which a Performance Goal or Goals have been established.

(p) "Performance Share" shall mean any right granted under Section 6(d) of the Plan that will be paid out as a Share (which, in specified circumstances, may be a Share of Restricted Stock).

(q) "Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or government or political subdivision thereof.

(r) "Released Securities" shall mean Shares of Restricted Stock with respect to which all applicable restrictions have expired, lapsed, or been waived.

(s) "Restricted Securities" shall mean Awards of Restricted Stock or other Awards under which issued and outstanding Shares are held subject to certain restrictions.

(t) "Restricted Stock" shall mean any Share granted under Section 6(c) of the Plan or, in specified circumstances, a Share paid in connection with a Performance Share under Section 6(d) of the Plan.

(u) "Rule 16b-3" shall mean Rule 16b-3 as promulgated by the Commission under the Exchange Act, or any successor rule or regulation thereto.

(v) "Shares" shall mean shares of common stock of the Company, $.001 par value, and such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(b) of the Plan.

(w) "Stock Appreciation Right" shall mean any right granted under Section 6(b) of the Plan.

Section 3. Administration

The Plan shall be administered by the Committee; *provided, however,* that if at any time the Committee shall not be in existence, the functions of the Committee as specified in the Plan shall be exercised by the Board of Directors of the Company (the "Board") and all references to the Committee herein shall include the Board. To the extent permitted by applicable law, the Board may delegate to another committee of the Board or to one or more senior officers of the Company any or all of the authority and responsibility of the Committee with respect to the Plan, other than with respect to Participants who are subject to Section 16 of the Exchange Act. To the extent that the Board has delegated to such other committee or one or more officers the authority and responsibility of the Committee, all references to the Committee herein shall include such other committee or one or more officers.

Subject to the terms of the Plan and without limitation by reason of enumeration, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards granted to a Participant; (iv) determine the terms and conditions of any Award granted to a Participant; (v) determine whether, to what extent, and under what circumstances Awards granted to Participants may be settled or exercised in cash, Shares, other securities, other Awards, or other property, and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other Awards, and other amounts payable with respect to an Award granted to Participants under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan (including, without limitation, any Award Agreement); (viii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, any shareholder, and any associate of the Company or of any Affiliate.

Section 4. Shares Available for Award

(a) **Shares Available.** Subject to adjustment as provided in Section 4(b):

(i) **Number of Shares Available.** The number of Shares with respect to which Awards may be granted under the Plan shall be 600,000. If, after the effective date of the Plan, any Shares covered by an Award granted under the Plan, or to which any Award relates, are forfeited or if an Award otherwise terminates, expires or is cancelled prior to the delivery of all of the Shares or of other consideration issuable or payable pursuant to such Award, then the number of Shares counted against the number of Shares available under the Plan in connection with the grant of such Award, to the extent of any such forfeiture, termination, expiration or cancellation, shall again be available for granting of additional Awards under the Plan.

(ii) **Limitations on Awards to Individual Participants.** No Participant shall be granted Awards under the Plan that could result in such Participant exercising Options for, or Stock Appreciation Rights with respect to, more than 200,000 Shares or receiving Awards relating to more than 75,000 Shares of Restricted Stock or more than 75,000 Performance Shares under the Plan. Such number of Shares as specified in the preceding sentence shall be subject to adjustment in accordance with the terms of Section 4(b) hereof. In all cases, determinations under this Section 4(a)(ii) shall be made in a manner that is consistent with the exemption for performance-based compensation provided by Section 162(m) of the Code (or any successor provision thereto) and any regulations promulgated thereunder.

(iii) **Accounting for Awards.** The number of Shares covered by an Award under the Plan, or to which such Award relates, shall be counted on the date of grant of such Award against the number of Shares available for granting Awards under the Plan.

(iv) **Sources of Shares Deliverable Under Awards.** Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares.

(b) **Adjustments.** In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee may, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares subject to the Plan and which thereafter may be made the subject of Awards under the Plan, (ii) the number and type of Shares subject to outstanding Awards, and (iii) the grant, purchase, or exercise price with respect to any Award, or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; *provided, however,* in each case, that with respect to Awards of Incentive Stock Options no such adjustment shall be authorized to the extent that such authority would cause the Plan to violate Section 422(b) of the Code (or any successor provision thereto); and provided further that the number of Shares subject to any Award payable or denominated in Shares shall always be a whole number.

Section 5. Eligibility

Any associate of the Company or of any Affiliate, including any officer or associate-director of the Company or of any Affiliate, shall be eligible to be designated a Participant.

Section 6. Awards

(a) **Option Awards.** The Committee is hereby authorized to grant Options to any eligible associate of the Company or of any Affiliate with the terms and conditions as set forth below and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(i) **Exercise Price.** The exercise price per Share of an Option granted pursuant to this Section 6(a) shall be determined by the Committee; *provided, however,* that such exercise price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option.

(ii) **Option Term.** The term of each Option shall be fixed by the Committee; *provided, however,* that in no event shall the term of any Incentive Stock Option exceed a period of ten years from the date of its grant.

(iii) **Exercisability and Method of Exercise.** An Option shall become exercisable in such manner and within such period or periods and in such installments or otherwise as shall be determined by the Committee, which may include, at the discretion of the Committee, the attainment of one or more Performance Goals. The Committee also shall determine the method or methods by which, and the form or forms, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price, in which payment of the exercise price with respect to any Option may be made or deemed to have been made.

(iv) **Incentive Stock Options.** The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code (or any successor provision thereto) and any regulations promulgated thereunder. Notwithstanding any provision in the Plan to the contrary, no Incentive Stock Option may be granted hereunder after August 2, 2011.

(b) **Stock Appreciation Rights.** The Committee is hereby authorized to grant Stock Appreciation Rights to any eligible associate of the Company or of any Affiliate. Subject to the terms of the Plan and any applicable Award Agreement, a Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive, upon exercise thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which shall not be less than 100% of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right. Subject to the terms of the Plan, the grant price, term, methods of exercise, methods of settlement (including whether the Participant will be paid in cash, Shares, other securities, other Awards, or other property, or any combination thereof), and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

(c) **Restricted Stock Awards.**

(i) **Issuance.** The Committee is hereby authorized to grant Awards of Restricted Stock to any eligible associate of the Company or of any Affiliate; *provided, however,* that the aggregate number of Shares of Restricted Stock granted under the Plan to all Participants as a group shall not exceed 200,000 (such number of Shares subject to adjustment in accordance with the terms of Section 4(b) hereof).

(ii) **Restrictions.** Shares of Restricted Stock granted to Participants shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(iii) **Registration.** Any Restricted Stock granted under the Plan to a Participant may be evidenced in such manner as the Committee may deem appropriate, including, without limitation, book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of Shares of Restricted Stock granted under the

Plan to a Participant, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend (as determined by the Committee) referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

(iv) **Payment of Restricted Stock.** At the end of the applicable restriction period relating to Restricted Stock granted to a Participant, one or more stock certificates for the appropriate number of Shares, free of restrictions imposed under the Plan, shall be delivered to the Participant, or, if the Participant received stock certificates representing the Restricted Stock at the time of grant, the legends placed on such certificates shall be removed.

(v) **Forfeiture.** Except as otherwise determined by the Committee, upon termination of employment of a Participant (as determined under criteria established by the Committee) for any reason during the applicable restriction period, all Shares of Restricted Stock still subject to restriction shall be forfeited by the Participant; *provided, however,* that the Committee may, when it finds that a waiver would be in the best interests of the Company, waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock held by a Participant.

(d) **Performance Shares.**

(i) **Issuance.** The Committee is hereby authorized to grant Awards of Performance Shares to any eligible associate of the Company or of any Affiliate.

(ii) **Performance Goals and Other Terms.** The Committee shall determine the Performance Period, the Performance Goal or Goals (and the performance level or levels related thereto) to be achieved during any Performance Period, the proportion of payments, if any, to be made for performance between the minimum and full performance levels for any Performance Goal and, if applicable, the relative percentage weighting given to each of the selected Performance Goals, the restrictions applicable to Shares of Restricted Stock received upon payment of Performance Shares if Performance Shares are paid in such manner, and any other terms, conditions and rights relating to a grant of Performance Shares. The Committee shall have sole discretion to alter the selected Performance Goals set forth in Section 2(p), subject to shareholder approval, to the extent required to qualify the Award for the performance-based exemption provided by Section 162(m) of the Code (or any successor provision thereto). Notwithstanding the foregoing, in the event the Committee determines it is advisable to grant Performance Shares which do not qualify for the performance-based exemption under Section 162(m) of the Code (or any successor provision thereto), the Committee may make such grants without satisfying the requirements thereof.

(iii) **Rights and Benefits During the Performance Period.** The Committee may provide that, during a Performance Period, a Participant shall be paid cash amounts, with respect to each Performance Share held by such Participant, in the same manner, at the same time, and in the same amount paid, as a cash dividend on a Share. Participants shall have no voting rights with respect to Performance Shares held by them.

(iv) **Payment of Performance Shares.** As soon as is reasonably practicable following the end of the applicable Performance Period, and subject to the Committee certifying in writing as to the satisfaction of the requisite Performance Goal or Goals if such certification is required in order to qualify the Award for the performance-based exemption provided by Section 162(m) of the Code (or any successor provision thereto), one or more certificates representing the number of Shares equal to the number of Performance Shares payable shall be registered in the name of and delivered to the Participant; *provided, however,* that any Shares of Restricted Stock payable in connection with Performance Shares shall, pending the expiration, lapse, or waiver of the applicable restrictions, be evidenced in the manner as set forth in Section 6(c)(iii) hereof.

(e) **Other Awards.**

(i) **Other Stock-Based Awards.** Other awards, valued in whole or in part by reference to, or otherwise based on, Shares may be granted either alone or in addition to or in conjunction with other Awards for such consideration, if any, and in such amounts and having such terms and conditions as the Committee may determine.

(ii) **Other Benefits.** The Committee shall have the right to provide types of benefits under the Plan in addition to those specifically listed if the Committee believes that such benefits would further the purposes for which the Plan was established.

(f) **General.**

(i) **No Consideration for Awards.** Awards shall be granted to Participants for no cash consideration unless otherwise determined by the Committee.

(ii) **Award Agreements.** Each Award granted under the Plan shall be evidenced by an Award Agreement in such form (consistent with the terms of the Plan) as shall have been approved by the Committee.

(iii) **Awards May Be Granted Separately or Together.** Awards to Participants under the Plan may be granted either alone or in addition to, in tandem with, or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(iv) **Forms of Payment Under Awards.** Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise, or payment of an Award to a Participant may be made in such form or forms as the Committee shall determine, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of interest on installment or deferred payments.

(v) **Limits on Transfer of Awards.** No Award (other than Released Securities), and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution (or, in the case of an Award of Restricted Securities, to the Company); *provided, however,* that a Participant at the discretion of the Committee may be entitled, in the manner established by the Committee, (A) to designate a beneficiary or beneficiaries to exercise his or her rights, and to receive any property distributable, with respect to any Award upon the death of the Participant; or (B) transfer any Award. No Award (other than Released Securities), and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate.

(vi) **Term of Awards.** Except as otherwise provided in the Plan, the term of each Award shall be for such period as may be determined by the Committee.

(vii) **Share Certificates; Representation.** In addition to the restrictions imposed pursuant to Section 6(c) and Section 6(d) hereof, all certificates for Shares delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Commission, any stock exchange or other market upon which such Shares are then listed or traded, and any applicable federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. The Committee may require each Participant or other Person who acquires Shares under the Plan by means of an Award originally made to a Participant to represent to the Company in writing that such Participant or other Person is acquiring the Shares without a view to the distribution thereof.

(viii) **Waiver of Conditions.** The Committee may, in whole or in part, waive any conditions or other restrictions with respect to any Award.

Section 7. Amendment and Termination of the Plan; Correction of Defects and Omissions

(a) **Amendments to and Termination of the Plan.** Except as otherwise provided herein, the Board may at any time amend, alter, suspend, discontinue, or terminate the Plan; *provided, however,* that shareholder approval of any amendment of the Plan shall also be obtained if otherwise required by: (i) the Code or any rules promulgated thereunder (in order to allow for Incentive Stock Options to be granted under the Plan), or (ii) the quotation or listing requirements of the Nasdaq National Market or any principal securities exchange or market on which the Shares are then traded (in order to maintain the quotation or listing of the Shares thereon). To the extent permitted by applicable law and subject to such shareholder approval as may be required above, the Committee may also amend the Plan, provided that any such amendments shall be reported to the Board. Termination of the Plan shall not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards shall continue in force and effect after termination of the Plan except as they may lapse or be terminated by their own terms and conditions.

(b) **Correction of Defects, Omissions and Inconsistencies.** The Committee may correct any defect, supply any omission, or reconcile any inconsistency in any Award or Award Agreement in the manner and to the extent it shall deem desirable to carry the Plan into effect.

Section 8. General Provisions

(a) **No Rights to Awards.** No associate of the Company or of any Affiliate, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of associates of the Company or of any Affiliate, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each Participant.

(b) **Withholding.** No later than the date as of which an amount first becomes includible in the gross income of a Participant for Federal income tax purposes with respect to any Award under the Plan, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Committee, withholding obligations arising with respect to Awards to Participants under the Plan may be settled with Shares (other than Restricted Securities), including Shares that are part of, or are received upon exercise of, the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and any Affiliate shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. The Committee may establish such procedures as it deems appropriate for the settling of withholding obligations with Shares.

(c) **No Limit on Other Compensation Arrangements.** Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(d) **Rights and Status of Recipients of Awards.** The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate. Further, the Company or any Affiliate may at any time dismiss a Participant from employment, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement. Except for rights accorded under the Plan and under any applicable Award Agreement, Participants shall have no rights as holders of Shares as a result of the granting of Awards hereunder.

(e) **No Compensation for Benefit Plans**. No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company or any Affiliate for the benefit of its associates unless the Company or appropriate Affiliate shall determine otherwise.

(f) **Approval of Material Terms of Performance Goals.** Notwithstanding anything herein to the contrary, if so determined by the Board, the Plan provisions specifying the material terms of the Plan's performance goals (within the meaning of Code Section 162(m)) shall be submitted to the shareholders of the Company for re-approval no later than the first shareholder meeting that occurs in the fifth year following the year in which shareholders previously approved such Plan provisions.

(g) **Unfunded Status of the Plan.** Unless otherwise determined by the Committee, the Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish any fiduciary relationship between the Company and any Participant or other Person. To the extent any Person holds any right by virtue of a grant under the Plan, such right (unless otherwise determined by the Committee) shall be no greater than the right of an unsecured general creditor of the Company.

(h) **Governing Law.** The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Nebraska and applicable Federal law.

(i) **Severability.** If any provision of the Plan or any Award Agreement or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan, any Award Agreement or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, any Award Agreement or the Award, such provision shall be stricken as to such jurisdiction, Person, or Award, and the remainder of the Plan, any such Award Agreement and any such Award shall remain in full force and effect.

(j) **No Fractional Shares.** No fractional Shares or other securities shall be issued or delivered pursuant to the Plan, any Award Agreement or any Award, and the Committee shall determine (except as otherwise provided in the Plan) whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or other securities, or whether such fractional Shares or other securities or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(k) **Headings.** Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 9. Effective Date of the Plan

The Plan shall be effective on the day of its adoption by the Board, August 2, 2001, subject to the approval and ratification of the Plan by the shareholders of the Company within twelve months of the effective date, and any and all Awards made under the Plan prior to such approval shall be subject to such approval .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-29466

National Research Corporation
(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	47-0634000 (I.R.S. Employer Identification No.)
1245 "Q" Street Lincoln, Nebraska (Address of principal executive offices)	68508 (Zip code)

Registrant's telephone number, including area code: (402) 475-2525

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, $.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Aggregate market value of the voting stock held by nonaffiliates of the registrant at March 1, 2002: $15,246,917.

Number of shares of the registrant's common stock outstanding at March 1, 2002: 7,099,548 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2002 Annual Meeting of Shareholders are incorporated by reference into Part III.

PART 1

Item 1. Business

General

National Research Corporation ("NRC" or the "Company") believes it is a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company believes it has achieved this leadership position based on its over 20 years of industry experience and its relationships with many of the industry's largest payers and providers. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically satisfaction and health status, of their patients and/or members. NRC has been at the forefront of the industry in developing tools that enable healthcare organizations to obtain service quality information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, member retention and profitability.

Since its founding 21 years ago as a Nebraska corporation (the Company reincorporated in Wisconsin in September 1997), NRC has focused on the information needs of the healthcare industry. The Company's primary types of information services are renewable performance tracking services, custom research and a renewable syndicated service.

One of the Company's growth strategies has been to expand its client base by adding new sales associates, direct marketing and by pursuing strategic opportunities to acquire other healthcare performance information providers. In June 1998, the Company acquired Healthcare Research Systems, Ltd., an Ohio-based provider of survey-based performance measurement, analysis and tracking services to the healthcare industry. In May 2001, the Company also acquired the Picker Institute's healthcare survey business. The Picker Institute's family of patient and employee surveys are highly regarded in the field of healthcare quality assessment and improvement.

While performance data has always been of interest to healthcare providers and payers, such information has become increasingly important to these entities as a result of regulatory, industry and competitive requirements. In recent years, the healthcare industry has been under significant pressure from consumers, employers and the government to reduce costs. Through the implementation of managed care, which currently covers a majority of all Americans, the rate of growth in healthcare costs has been substantially reduced. However, the same parties that demanded cost reductions are now concerned that healthcare service quality is being compromised under managed care. This concern has created a demand for consistent, objective performance information by which healthcare providers and payers can be measured and compared and on which physicians' compensation can, in part, be based.

The NRC Solution

The Company addresses healthcare organizations' growing need to track their performance at the enterprise-wide, departmental and physician/caregiver levels. The Company has been at the forefront of the industry in developing tools that enable its clients to collect, in an unobtrusive manner, a substantial amount of comparative service quality information in order to analyze and improve their practices to maximize new member and/or patient attraction, member retention and profitability. NRC's performance assessments offer the tangible measurement of health service quality currently demanded by consumers, employers, industry accreditation organizations and lawmakers.

The Company's innovative solutions respond to managed care's redefined relationships among consumers, employers, payers and providers. While many vendors exclusively use static, mass produced questionnaires, NRC also utilizes its dynamic data collection process to create a personalized questionnaire that evaluates service issues specific to each respondent's specific healthcare experience. The flexibility of the Company's data collection process allows healthcare organizations to add timely, market driven questions relevant to matters such as industry performance mandates, employer performance guarantees and internal quality improvement initiatives. In addition, the Company assesses core service factors relevant to all healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and to all service points of a healthcare system (inpatient, emergency room, outpatient, home health, rehabilitation, long-term care, hospice, dental, etc.).

NRC offers renewable performance tracking services, custom research and a renewable syndicated service. The NRC Listening System (the "Listening System") is a renewable performance tracking tool for gathering and analyzing data from survey respondents. The Company has the capacity to measure performance beyond the enterprise-wide level and has the ability and experience to determine key performance indicators at the department and individual physician/caregiver measurement levels, where the Company's services can best guide the efforts of its clients to improve quality and enhance their market position. Additional offerings include functional disease-specific and health status measurement tools. The Company's custom research enables NRC's clients to conduct specific studies in order to identify areas of improvement and measure market issues and opportunities. The syndicated NRC Healthcare Market Guide (the "Market Guide"), a stand-alone market information and competitive intelligence source as well as a comparative performance database, allows the Company's clients to assess their performance relative to the industry, to access best practice examples and to utilize competitive information for marketing purposes. During 2000 and 2001, the Company piloted the new syndicated NRC DoctorGuide, a stand-alone individual report card on primary care physicians, although there were no significant revenues from this product in 2000 or 2001. The DoctorGuide allows health plans and consumers to review service quality measures of individual physicians. Recognizing the increasing applications for self-reported healthcare assessments, NRC works with its clients to integrate satisfaction measurement into various areas of their businesses, including physician compensation. As the Company partners with its clients, it seeks to enhance relationships throughout the healthcare organization and thereby both broaden and deepen the scope of its projects.

Growth Strategy

The Company believes that it can continue to grow through: (i) expanding the depth and breadth of its current clients' performance tracking programs, since healthcare organizations are increasingly interested in gathering performance information at deeper levels of their organizations and from more of their constituencies, (ii) increasing the cross-selling of its complementary services, (iii) adding new clients through penetrating the sizeable portion of the healthcare industry that is not yet conducting performance assessments beyond the enterprise-wide level or is not yet outsourcing this function and (iv) pursuing acquisitions of, or investments in, firms providing products, services or technologies that complement those of the Company.

Information Services

The Listening System is NRC's state-of-the-art data collection process which provides ongoing, renewable performance tracking. This performance tracking program efficiently coordinates and centralizes an organization's satisfaction monitoring, thereby establishing a uniform methodology and survey instrument needed to obtain valid performance information and improve quality. Using the industry method of mail and/or telephone based data collection, this assessment process monitors satisfaction across healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and service settings (inpatient, emergency room, outpatient, etc.). Rather than be limited to only static, mass produced questionnaires that provide limited flexibility and performance insights, NRC's proprietary software generates individualized questionnaires, which include personalization such as patient name, treating caregiver name, encounter date and, in some cases, the services received. This personalization enhances the response rates and the relevance of performance data. Flexible and responsive to healthcare organizations changing information needs, NRC creates personalized questionnaires that evaluate service issues specific to each respondent's specific healthcare experience and include questions that address core service factors throughout a healthcare organization.

Unlike most of its competitors, the Company gathers data through one efficient questionnaire, the contents of which are selected from the Company's library of questions after a client's needs are determined, as opposed to multiple questionnaires that often bombard the same respondents. As a result, the Company's renewable performance tracking programs and data collection process (i) realize higher response rates, obtain data more efficiently, and thereby provide healthcare organizations with more feedback, (ii) eliminate oversurveying (where one respondent receives multiple surveys) and (iii) allow healthcare organizations to adapt questionnaire content to address management objectives and to assess quality improvement programs or other timely marketplace issues.

Recognizing that performance programs must do more than just measure satisfaction, NRC has developed a one-page reporting format called the NRC Action Plan that provides a basis on which to make improvements. NRC Action Plans show healthcare organizations which service factors their customer groups value, which have the greatest impact on satisfaction levels and how their performance in relationship to these key indicators changes over time. NRC has also developed on-line access to satisfaction performance results, which the Company believes provides NRC's clients the fastest and easiest way to access measurement results. IDEAS, NRC's exclusive web-based electronic delivery system, provides clients the ability to review results and reports on-line, independently analyze data, query data sets, customize some reports and distribute reports electronically.

In order to be a sole source provider to its clients, the Company also conducts custom research that measures and monitors market characteristics or issues specific to individual healthcare organizations. NRC's custom research includes consumer recall of promotional and branding campaigns, consumer response to new service offerings and provider perception of health plans and healthcare organizations. The Company generally utilizes phone interviews to collect relevant data for these custom studies.

The Company's renewable nationally syndicated service, the NRC Healthcare Market Guide, serves as a stand-alone market information and competitive intelligence source as well as a comparative performance database. Published by NRC bi-annually from 1988 to 1996 and annually since 1996, this survey, which is the largest of its kind, asks consumers via a pre-recruited third-party panel, members of which are sent Market Guide questionnaires to complete, to evaluate their health plans, health systems, physicians/caregivers and personal health status. Representing the views of one in every 570 households across every county in the continental United States, the Market Guide provides name specific performance data on 365 managed care plans and 2,800 hospitals nationwide and addresses more than 250 data items relevant to healthcare payers, providers and purchasers. Utilizing this proprietary database, the Company is able to produce reports which are customized to meet individual client's specific information needs. Similarly, the service's national name search feature allows a healthcare organization with a national or regional presence to simultaneously compare the performance of all its sites and pinpoint where strengths and weaknesses exist. The service's trending capacity details how the performance of a healthcare organization changes over time. Other data collected in the Market Guide profile health plan market share, consumers' health plan decision making factors, physician/caregiver accessibility, hospital/healthcare system quality and chronic patient populations. The Company gives clients easy access to the customized version of the Market Guide they purchase via NRC's exclusive web-based electronic delivery system. This delivery system allows healthcare professionals to generate reports in numerous formats to support their decision making.

The Company piloted its new renewable syndicated service, the NRC DoctorGuide, in 2000 and 2001. The NRC DoctorGuide serves as a stand-alone report card on service quality of individual physicians. The first market was completed in the fall of 2000, with a second market completed in the fall of 2001. The report cards on the individual physicians can be sold to health plans, employees and physician management groups, with summary reports available to the general public via DoctorGuide.com.

Clients

The Company's ten largest clients accounted for 50%, 41% and 43% of the Company's total revenues in 2001, 2000 and 1999, respectively. The United States Department of Defense, through a primary contractor, United Healthcare Corporation, accounted for 18.7% of total revenues in 2001.

Sales and Marketing

The Company has generated the majority of its revenues from client renewals, supplemented by its internal marketing efforts and a direct sales force. Sales associates now direct NRC's sales efforts from Nebraska, California, Kansas, and Virginia. The Company is also in the process of searching for an additional sales associate. As compared to the typical industry practice of compensating salespeople with relatively high base pay and a relatively small sales commission, NRC compensates its sales associates with relatively low base pay and a relatively high, per sale commission. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top quality sales associates. The average healthcare/market research industry experience of the Company's sales associates was 11 years at year-end.

Numerous marketing efforts support the direct sales force's new business generation and project renewal initiatives. NRC conducts an annual direct marketing campaign around scheduled trade shows, including leading industry conferences. NRC uses this lead generation mechanism to track the effectiveness of marketing efforts and add generated leads to its database of current and potential client contacts. Finally, the Company's public relations program includes (i) an ongoing presence in leading industry trade press and in the mainstream press; (ii) public speaking at strategic industry conferences; (iii) fostering relationships with key industry constituencies; and (iv) an annual Quality Leaders award program recognizing top-ranking health systems in approximately 107 markets.

The Company's integrated marketing activities facilitate its ongoing receipt of project requests-for-proposals as well as direct sales force initiated prospect contact. The sales process typically spans a 120-day period encompassing the identification of a healthcare organization's information needs, the education of prospects on NRC solutions (via proposals and in-person sales presentations) and the closing of the sale. The Company's sales cycle varies depending on the particular service being marketed and the size of the potential project.

Competition

The healthcare information and market research industry is highly competitive. The Company has traditionally competed both with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company, to a certain degree, currently competes with, and anticipates that in the future it may increasingly compete with (i) traditional market research firms which are significant providers of survey-based, general market research and (ii) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to date offered survey-based, healthcare market research that competes directly with the Company's services, many of these competitors have substantially greater financial, information gathering and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market, which could adversely affect the

Company's operating results through pricing pressure, increased marketing expenditures and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, service uniqueness, credibility of provider, industry experience and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, dynamic questionnaire, syndicated Market Guide and DoctorGuide, and comparative performance database, and its relationships with leading healthcare payers and providers position the Company to compete in this market.

Intellectual Property and Other Proprietary Rights

The Company's success is in part dependent upon its data collection process, research methods, data analysis techniques and internal systems and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents; consequently, it relies on a combination of copyright, trademark and trade secret laws and employee nondisclosure agreements to protect its systems and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims.

Associates

As of December 31, 2001, the Company employed a total of 87 persons on a full-time basis. In addition, as of such date, the Company had 60 part-time associates primarily in its survey operations, representing approximately 33 full-time equivalent associates. None of the Company's associates are represented by a collective bargaining agreement. The Company considers its relationship with its associates to be good.

Executive Officers of the Registrant

The following table sets forth certain information, as of March 1, 2002, regarding the executive officers of the Company:

Name	Age	Positions
Michael D. Hays	47	President, Chief Executive Officer and Director
Jona S. Raasch	43	Vice President and Chief Operations Officer
Patrick E. Beans	44	Vice President, Treasurer, Chief Financial Officer, Secretary and Director

Michael D. Hays has served as President and Chief Executive Officer and as a director since he founded the Company in 1981. Prior thereto, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

Jona S. Raasch has served as Vice President and Chief Operations Officer since September 1988. Prior to joining the Company, Ms. Raasch held various positions with A.C. Nielsen.

Patrick E. Beans has served as Vice President, Treasurer, Chief Financial Officer and Secretary and as a director since 1997 and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

Executive officers of the Company are elected by, and serve at the discretion of, the Company's Board of Directors. There are no family relationships between any directors or executive officers of NRC.

Item 2. Properties

The Company's headquarters is located in an owned 47,000 square foot office building in Lincoln, Nebraska. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution; telephone interviewing; data processing, analysis and report generation; marketing; and corporate administration.

Item 3. Legal Proceedings

In May 2000, Cap Gemini America, Inc., the software developer of the Company's automated software process (a proprietary system that automates the creation and processing of surveys), filed a lawsuit against the Company in the United States District Court for the District of Nebraska seeking approximately $1.1 million the Company owed but withheld under a consulting agreement between Cap Gemini and the Company. The Company subsequently filed a counter suit against Cap Gemini. On February 21, 2002, a jury returned a verdict partly in favor of Cap Gemini and ordered that the Company pay to Cap Gemini approximately $700,000. The Company is also required to pay prejudgment interest of approximately $64,000. The Company had a liability of $800,000 recorded related to the acquisition of software, so the verdict is not expected to have a significant impact on the operations or financial condition of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of the Company's 2001 fiscal year.

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock, $.001 par value ("Common Stock"), is traded on the Nasdaq National Market under the symbol "NRCI." The following table sets forth the range of high and low closing sales prices for the Common Stock for the period from January 1, 2000 through December 31, 2001:

	High	Low
First quarter ended March 31, 2000	$6.38	$3.44
Second quarter ended June 30, 2000	$8.13	$4.53
Third quarter ended September 30, 2000	$6.75	$4.63
Fourth quarter ended December 31, 2000	$5.56	$3.38
First quarter ended March 31, 2001	$5.25	$3.50
Second quarter ended June 30, 2001	$6.25	$3.50
Third quarter ended September 30, 2001	$6.35	$5.37
Fourth quarter ended December 31, 2001	$8.00	$4.95

On March 15, 2002, there were approximately 18 shareholders of record and approximately 500 beneficial owners for the Common Stock.

The Company does not intend to pay any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain all of its future earnings for use in the expansion and operation of its business. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition, contractual restrictions and such other factors deemed relevant by the Board of Directors.

Item 6. Selected Financial Data

The selected statement of income data for the years ended December 31, 2001, 2000 and 1999 and the balance sheet data at December 31, 2001 and 2000 are derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The selected statement of income data for the years ended December 31, 1998 and 1997 and the balance sheet data at December 31, 1999, 1998 and 1997 are derived from audited financial statements not included herein.

	Year Ended December 31,				
	2001	2000	1999	1998(1)	1997
	(In thousands, except per share data)				
Statement of Income Data:					
Revenues	$ 17,674	$ 18,316	$ 18,184	$ 17,665	$ 16,284
Operating expenses:					
Direct expenses	8,059	9,120	11,133	9,422	7,178
Selling, general and administrative	4,985	4,602	4,177	4,843	3,980
Depreciation and amortization	1,917	1,269	817	426	159
Acquired-in-process research and development cost	-	-	-	2,737	-
Cost of closing duplicate facilities and severance charges	-	-	364	304	-
Special compensation charge	-	-	-	-	1,740
Total operating expenses	14,961	14,991	16,491	17,732	13,057
Operating income (loss)	2,713	3,325	1,693	(67)	3,227
Other income and expenses, net	(89)	531	530	849	367
Income before income taxes	2,624	3,856	2,223	782	3,594
Provision for income taxes	954	1,139	748	321	376
Pro forma income taxes(2)	-	-	-	-	804
Pro forma net income(2)	$ 1,670	$ 2,717	$ 1,475	$ 461	$ 2,414
Pro forma net income per share – basic and diluted(2)	$ 0.24	$ 0.39	$ 0.21	$ 0.06	$ 0.37
Weighted average shares outstanding – basic(3)	7,053	7,019	7,054	7,283	6,440
Weighted average shares outstanding – diluted(3)	7,089	7,025	7,056	7,301	6,440

	December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Balance Sheet Data:					
Working capital	$ 7,260	$ 8,342	$ 5,246	$ 8,954	$ 17,681
Total assets	33,772	31,637	29,256	26,279	22,563
Total debt, including current portion	5,302	5,430	3,619	105	-
Total shareholders' equity	23,353	21,382	18,566	17,435	18,121

(1) On January 1, 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

(2) From August 1, 1994 through October 13, 1997, the Company was an S Corporation and, accordingly, was not subject to Federal and state income taxes for the year ended December 31, 1996 or from January 1, 1997 to October 13, 1997. Pro forma net income reflects a pro forma tax provision at a combined Federal and state rate of 40% for the periods the Company was an S Corporation as if it had been a C Corporation.

(3) Includes 129,812 shares of Common Stock in 1997 and 1996, which, had they been issued (at $13.95 per share, the initial public offering price less the underwriting discount), would have generated cash sufficient to fund the portion of the estimated S Corporation distributions and special (cash) compensation expense that are in excess of the Company's 1996 net income.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

Certain matters discussed below in this Annual Report on Form 10-K are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forwarding-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the Company's reliance on a limited number of key clients for a substantial portion of its revenues, the Company's dependence on performance tracking contract renewals, fluctuations in the Company's operating results related to the Market Guide, increased competition, changes in conditions affecting the healthcare industry, the Company's ability to manage its growth and to successfully integrate the Picker Institute business and any possible future acquisitions and the Company's ability to provide timely and accurate performance tracking and market research to its clients. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Overview and Critical Accounting Policies

The Company believes it is a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company's primary types of information services are renewable performance tracking services, custom research and a renewable syndicated service.

The Company believes its critical accounting policies are:

- Revenue recognition and
- Valuation of long-lived assets, identifiable intangible assets and goodwill.

Revenue Recognition

The Company's renewable performance tracking service, the Listening System, is a performance tracking tool for gathering and analyzing data from survey respondents. Such services are provided pursuant to contracts which are generally renewable annually and that provide for a customer specific study which is conducted via a series of surveys and delivered via a series of updates or reports, the timing and frequency of which vary by contract (such as monthly or weekly). These contracts are generally cancelable on short or no notice without penalty and, since progress on these contracts can be tracked and regular updates and reports are made, clients are entitled to any work-in-process but are obligated to pay for all services performed through cancellation. Typically, these contracts are fixed fee arrangements and a portion of the project fee is billed in advance, and the remainder is billed periodically over the duration of the project. The Company conducts custom research which measures and monitors market issues specific to individual healthcare organizations. The majority of the Company's custom research is performed under contracts which provide for advance billing of 65% of the total project fee with the remainder due upon delivery. Revenues and direct expenses for the Company's renewable performance tracking services and custom research are recognized on a percentage of completion basis.

Significant management judgments and estimates must be made and used in connection with revenue recognized using the percentage of completion accounting method. If management made different judgements and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue. The underlying assumptions and judgments that are the most critical to this policy include the estimated progress to date and the estimated costs required to complete the work required under individual customer contracts. The Company uses cost-to-cost methodology in applying the percentage of completion method of accounting. Consequently, the accuracy of estimates may be most sensitive to the Company's ability to efficiently utilize its human resources and the availability and cost of human resources. The Company's estimates are also sensitive, to a lesser degree, to the costs of postage, telephone and related communications and information technology.

The Company's renewable nationally syndicated service, the Market Guide, serves as a stand-alone market information and competitive intelligence source as well as a comparative performance database. Published by NRC bi-annually from 1988 to 1996 and annually since 1996, this survey is a comprehensive consumer-based healthcare assessment. Market Guide services are generally provided pursuant to contracts which have durations of four to six months and that provide for the receipt of survey results that are customized to meet an individual client's specific information needs. Typically, these contracts are not cancelable by clients, clients receive no rights in the comprehensive healthcare database which results from this survey, other than the right to use the customized reports purchased pursuant thereto, and amounts due for the Market Guide are billed prior to or at delivery. The Company recognizes revenue when the Market Guides are delivered to customers pursuant to their contracts, typically in the third quarter of the year. Substantially all of the related costs are deferred and subsequently charged to direct expenses contemporaneously with the recognition of the revenue. The Company generally has some incidental sales of the Market Guide subsequent to completion of each edition. Revenues and marginal expenses related to such incidental sales are recognized upon delivery. The profit margin earned on such revenues is generally higher than that earned on revenues realized from customers under contract at the time of delivery. As a result, the Company's margins vary throughout the year. The Company's revenue recognition policy for the Market Guide is not sensitive to significant estimates and judgments.

The Company piloted its new renewable syndicated service, the NRC DoctorGuide, in 2000 and 2001. The NRC DoctorGuide serves as a stand-alone report card on service quality of individual physicians. The first market was completed in the fall of 2000, and the second market was completed in the fall of 2001. The report cards on the individual physicians can be sold to health plans, employees, and physician management groups, with summary reports available to the general public via DoctorGuide.com. There were no significant revenues recognized by the Company in connection with this product during 2001 or 2000.

Valuation of Long-Lived Assets, Identifiable Intangible Assets and Goodwill

The Company assesses the impairment of long-lived assets, identifiable intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Management believes the following circumstances are important indicators of potential impairment of such assets and as a result they may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and

- The Company's market capitalization falling below the book value of the Company's net assets.

When the Company determines the carrying value of intangibles and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment and future estimated (undiscounted) cash flows are not sufficient to recover the carrying value of those assets, the Company recognizes an impairment loss equal to the difference between the carrying value of the assets less their estimated fair value.

In 2002, Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, became effective, and as a result the Company will cease the amortization of $9.5 million of goodwill. The Company recorded $543,000 of amortization expense on these assets during 2001. This goodwill was amortized using estimated lives of 10 to 20 years. In lieu of amortizing goodwill, the Company is required to perform an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter. The Company expects that it will complete its initial review during the first six months of 2002. The Company does not expect to recognize an impairment loss upon the completion of its initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment loss will not be recognized.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from the Company's financial statements, expressed as a percentage of total revenues and the percentage change in such items versus the prior comparable period. The trends illustrated in the following table may not necessarily be indicative of future results. The discussion that follows the table should be read in conjunction with the Company's financial statements.

	Percentage of Total Revenues Year Ended December 31,			Percentage Increase (Decrease)	
	2001	2000	1999	2001 over 2000	2000 over 1999
Revenues	100.0%	100.0%	100.0%	(3.5)%	0.7%
Operating expenses:					
Direct expenses	45.6	49.8	61.2	(11.6)	(18.1)
Selling, general and administrative	28.2	25.1	23.0	8.3	10.2
Depreciation and amortization	10.8	6.9	4.5	50.1	55.3
Cost of closing duplicate facilities and severance charges	-	-	2.0	-	(100.0)
Total operating expenses	84.6	81.8	90.7	(0.02)	(9.1)
Operating income	15.4%	18.2%	9.3%	N/A	N/A

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total revenues. Total revenues decreased 3.5% in 2001 to $17.7 million from $18.3 million in 2000. The decrease was primarily due to $2.1 million of revenue on lower margin contracts performed for certain customers during 2000 that did not reoccur during 2001. The decrease was partially offset by additional revenues from the Picker acquisition of approximately $1.0 million, the addition of new clients and, to a lesser extent, an increase in scope of work from existing clients.

Direct expenses. Direct expenses decreased 11.6% to $8.1 million in 2001 from $9.1 million in 2000. The decrease in direct expenses in 2001 was due primarily to decreases in labor and payroll expenses of $1.1 million, telephone expenses of $132,000, rent and maintenance costs of $130,000, and computer equipment expenses of $119,000. These decreases were partially offset by increases in printing and postage expense of $244,000 and fieldwork expenses of $38,000. Direct expenses decreased as a percentage of total revenues to 45.6% in 2001 from 49.8% during 2000 primarily due to the use of the new software for creating and processing surveys. Direct expenses as a percentage of total revenues are expected to increase by about 1% in 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 8.3% to $5 million in 2001 from $4.6 million in 2000. This increase was primarily due to increases in legal and consulting fees of $1 million (incurred primarily in connection with the legal proceeding discussed in Item 3 of this Annual Report on Form 10-K), taxes of $127,000 and contract services of $117,000. These increases were partially offset by decreases in salary and benefit expenses of $308,000 and product development expenses of $135,000. Selling, general and administrative expenses increased as a percentage of total revenues to 28.2% in 2001 from 25.1% in 2000 mainly due to legal fees. Excluding legal and consulting fees, selling, general and administrative expenses were 22.7% of revenues in 2001 and 24.9% of revenues in 2000. Selling, general and administrative expenses as a percentage of total revenues are expected to decrease in 2002 to around 22%.

Depreciation and amortization. Depreciation and amortization expenses increased 50.1% to $1.9 million in 2001 from $1.3 million in 2000. The increase is primarily due to the internal development of software and the May 2001 acquisition of the Picker Institute's healthcare survey business. Depreciation and amortization expenses increased as a percentage of total revenues to 10.8% in 2001 from 6.9% in 2000. Depreciation and amortization expenses as a percent of total revenues are expected to decrease in 2002 back to the 2000 levels, mainly due to the new accounting rules for amortization of goodwill.

Provision for income taxes. The provision for income taxes totaled $1.0 million (36.4% effective tax rate) for 2001 compared to $1.1 million (29.5% effective tax rate) for 2000. The effective tax rate was lower in 2000 due to certain nonrecurring federal income tax credits. The effective tax rate for 2002 is expected to increase to 38%.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Total revenues. Total revenues increased 0.7% in 2000 to $18.3 million from $18.2 million in 1999 primarily due to the addition of new clients.

Direct expenses. Direct expenses decreased 18.1% to $9.1 million in 2000 from $11.1 million in 1999. The decrease in direct expenses in 2000 was due primarily to decreases in labor and payroll expenses of $853,000, software conversion costs of $356,000, printing and postage expenses of $216,000, contract service expenses of $216,000, fieldwork expenses of $112,000, and, to a lesser extent, decreases in travel expenses of $54,000, product development expenses of $48,000, and telephone costs of $47,000. Direct expenses decreased as a percentage of total revenues to 49.8% in 2000 from 61.2% during 1999 primarily due to the use of the new software for creating and processing surveys.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 10.2% to $4.6 million in 2000 from $4.2 million in 1999. This increase was primarily due to increases in salary and benefit expenses of $306,000, product development expenses of $231,000, marketing costs of $105,000, legal and accounting expenses of $68,000, bad debt expenses of $44,000, and human resources recruitment expenses of $20,000. These increases were partially offset by decreases in rent, utilities and repair costs of $218,000 and contract service expenses of $131,000. Selling, general and administrative expenses increased as a percentage of total revenues to 25.1% in 2000 from 23.0% in 1999 mainly due to product development charges.

Depreciation and amortization. Depreciation and amortization expenses increased 55.3% to $1.3 million in 2000 from $817,000 in 1999. The increase is primarily due to the internal development of software and the completion of the new facilities. Depreciation and amortization expenses increased as a percentage of total revenues to 6.9% in 2000 from 4.5% in 1999.

Provision for income taxes. The provision for income taxes totaled $1.1 million (29.5% effective tax rate) for 2000 compared to $748,000 (33.6% effective tax rate) for 1999. The effective tax rate was lower in 2000 due to certain federal income tax credits.

Liquidity and Capital Resources

The Company's principal source of funds has been cash flow from its operations. The Company's cash flow has been sufficient to provide funds for working capital and capital expenditures, other than expenditures related to the Company's building, which were paid, in part, from the proceeds of borrowings or the sales of securities available-for-sale.

As of December 31, 2001, the Company had cash and cash equivalents of $1.1 million and working capital of $7.3 million.

During 2001, the Company generated $3.1 million of net cash from operating activities as compared to $2.0 million and $3.5 million of net cash generated during 2000 and 1999, respectively. The increase in operating cash flow was due, in part, to an increase in billings in excess of revenues earned, net of increases in trade accounts receivables and unbilled revenues. The increase in cash flows was partially offset by a decrease in accounts payable and accrued expenses, wages and profit sharing, largely due to timing.

Net cash used in investing activities was $5.4 million for 2001, $1.9 million for 2000, and $7.8 million for 1999. The 2001 increase in cash used was primarily due to the $3.8 million acquisition of the Picker Institute's healthcare survey business and an investment of $1.5 million for the renovation of the Company's new building and the purchase of furniture, computer equipment and software. The 2000 use of cash was primarily a result of an investment of $6.2 million in the renovation of the Company's new building and the purchase of furniture, computer equipment and software. These uses of cash were partially offset by a decrease in investments available-for-sale of $6.9 million. The 1999 use of cash was primarily a result of the purchase and renovation of an office building for $3.6 million and the purchase of securities available for sale for $2.9 million. These uses of cash were partially offset by a decrease in cash used for investment in furniture, computer equipment and software of $600,000. The Company's investments available-for-sale consist principally of United States government securities with maturities of two years or less.

Net cash provided by financing activities was $133,000 for 2001, compared to $1.9 million in 2000 and $533,000 in 1999. The 2001 cash provided was primarily from the $261,000 of proceeds from issuance of common stock through the exercise of stock options. The 2000 cash provided was primarily from additional borrowings of $1.8 million for the financing to renovate the Company's new office building and the $113,000 proceeds from issuance of common stock through the exercise of stock options. The 1999 cash provided was primarily from the $3.5 million construction financing for the renovation of the Company's new office building and was partially offset by the Company's payment of the $2,637,000 purchase price for such office building and the Company's repurchase of 85,700 shares of stock during 1999 at a cost of $343,000.

The Company has budgeted approximately $700,000 for expenditures in 2002 to be funded through cash generated from operations. The Company expects that capital expenditures during 2002 will be primarily for computer hardware and software, production equipment and furniture.

The Company typically bills clients for projects before they have been completed. Billed amounts are recorded as billings in excess of costs or deferred revenue on the Company's financial statements and are recognized as income when earned. As of December 31, 2001, 2000 and 1999, the Company had $2.7 million, $1.8 million and $3.3 million of deferred revenues, respectively. In addition, when work is performed in advance of billing, the Company records this work as a cost in excess of billings or unbilled revenue. At December 31, 2001, 2000 and 1999, the Company had $1.7 million, $1.2 million and $600,000 of unbilled revenues, respectively. Substantially all deferred and unbilled revenues will be earned and billed, respectively, within 12 months of the respective period ends.

The Company has obligations to make cash payments in the following amounts in the future:

Contractual Obligations	Total Payments	Payments Due During 2002	2003-2004	2005-2006	After 2006
Long Term Debt	$5,302,069	$132,312	$290,030	$341,866	$4,537,861
Operating Leases	866,851	233,178	410,364	223,309	--
Total Contractual Cash Obligations	$6,168,920	$365,490	$700,394	$565,175	$4,537,861

Stock Repurchase Program

In October 1998, the Company announced plans to repurchase up to 245,000 shares of Common Stock in the open market or in privately negotiated transitions. The Company repurchased 245,000 shares between October 1998 and March 1999. In April 1999, the Board of Directors of the Company authorized the repurchase of an additional 150,000 shares. As of December 31, 2001, 56,700 shares have been repurchased under the new authorization.

Accounting Pronouncements

In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 138, *Accounting for Certain Derivative Investments and Certain Hedging Activities*. The standard amends certain provisions of SFAS No. 133, *Accounting for Derivative Investments and Hedging Activities*, which was issued in June 1998 to establish accounting standards for derivative instrument and for hedging activities. The Company adopted these accounting pronouncements effective January 1, 2001. The adoption of these standards did not impact the Company's financial statements. The Company had no derivative financial instruments subject to the requirements of these standards at December 31, 2001.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations*, which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.

In June 2001, the Financial Accounting Standards Board also issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement:

- replaces the requirement to amortize goodwill and certain other intangible assets with an annual impairment test, and
- requires an evaluation of the useful lives of intangible assets and an impairment test for goodwill upon adoption.

The provisions of this statement are effective for fiscal years beginning after December 15, 2001, so the Company must adopt the provisions of SFAS No. 142 for the quarter ended March 31, 2002.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The provisions of this statement are effective for fiscal years beginning after December 15, 2001, so the Company must adopt the provisions of SFAS No. 144 for the quarter ended March 31, 2002. The Company does not expect the adoption of this statement to significantly effect its financial reporting.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

The impact of financial market risk exposure to the Company is not significant. The Company's primary financial market risk exposure consists of interest rate risk related to interest income from the Company's investments in United States government securities with maturities of two years or less. The Company has invested and expects to continue to invest a substantial portion of its excess cash in such securities. See Note 3 to the Company's financial statements. Generally, if the overall average return on such securities decreased .5% from the average return during the year ended December 31, 2001 and 2000, then the Company's interest income would have decreased, and pre-tax income would have decreased approximately $34,000 and $50,000, respectively. These amounts were determined by considering the impact of a hypothetical change in interest rates on the Company's interest income.

Item 8. Financial Statements and Supplementary Data

Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial information for the fiscal years ended December 31, 2001 and 2000 is as follows (in thousands, except per share data):

	Quarter Ended							
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	Mar. 31, 2000
Revenues	$ 4,111	$ 6,105	$ 3,368	$ 4,090	$ 4,206	$ 5,017	$ 4,638	$ 4,455
Direct expenses	1,736	2,689	1,658	1,976	1,822	2,449	2,331	2,518
Selling, general and administrative	1,468	1,384	1,167	966	1,068	1,212	1,222	1,100
Depreciation and amortization	540	509	465	403	316	342	347	264
Operating income	367	1,523	78	745	1,000	1,014	738	573
Other income and expenses, net	(53)	(41)	(12)	17	29	173	178	151
Provision for income taxes	122	550	23	259	287	356	266	230
Net income	$ 192	$ 932	$ 43	$ 503	$ 742	$ 831	$ 650	$ 494
Net income per share – basic and diluted	$ 0.03	$ 0.13	$ 0.01	$ 0.07	$ 0.11	$ 0.12	$ 0.09	$ 0.07
Weighted average shares outstanding –basic	7,070	7,057	7,046	7,039	7,032	7,025	7,013	7,006
Weighted average shares outstanding –diluted	7,102	7,099	7,056	7,058	7,038	7,069	7,062	7,037

INDEPENDENT AUDITORS' REPORT

The Board of Directors
National Research Corporation:

We have audited the accompanying balance sheets of National Research Corporation as of December 31, 2001 and 2000 and the related statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Lincoln, Nebraska
February 12, 2002, except as to Note 13, which is as of February 21, 2002

NATIONAL RESEARCH CORPORATION
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 1,080,053	$ 3,218,805
Investments in marketable debt securities	6,636,543	6,577,112
Trade accounts receivable, less allowance for doubtful accounts of $101,674 and $77,276 in 2001 and 2000, respectively	2,141,104	1,713,621
Unbilled revenues	1,671,079	1,247,296
Prepaid expenses and other	286,653	213,075
Income taxes recoverable	266,034	62,833
Deferred income taxes	210,452	217,205
Total current assets	12,291,918	13,249,947
Net property and equipment	12,907,197	13,218,340
Deferred income taxes	---	85,600
Goodwill and other intangible assets, net of accumulated amortization	8,539,178	5,057,761
Other	34,099	25,825
Total assets	$ 33,772,392	$ 31,637,473
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of notes payable	$ 132,312	$ 134,518
Accounts payable	1,391,043	1,771,498
Accrued wages, bonus and profit sharing	494,446	513,254
Accrued expenses	364,642	679,869
Billings in excess of revenues earned	2,649,370	1,809,090
Total current liabilities	5,031,813	4,908,229
Notes payable, net of current portion	5,169,757	5,295,814
Deferred income taxes	217,424	---
Bonuses, profit sharing accruals and other accrued expenses	---	50,999
Total liabilities	10,418,994	10,255,042
Shareholders' equity:		
Preferred stock, $.01 par value; authorized 2,000,000 shares, no shares issued and outstanding	---	---
Common stock, $.001 par value; authorized 20,000,000 shares, issued 7,395,593 in 2001 and 7,332,413 in 2000, outstanding 7,093,893 in 2001 and 7,030,713 in 2000	7,395	7,332
Additional paid-in capital	17,255,917	16,964,720
Retained earnings	7,597,340	5,927,019
Accumulated other comprehensive loss	(4,185)	(13,571)
Treasury stock, at cost; 301,700 shares in 2001 and 301,700 shares in 2000	(1,503,069)	(1,503,069)
Total shareholders' equity	23,353,398	21,382,431
Total liabilities and shareholders' equity	$ 33,772,392	$ 31,637,473

See accompanying notes to financial statements.

NATIONAL RESEARCH CORPORATION
STATEMENTS OF INCOME
THREE YEARS ENDED DECEMBER 31, 2001

	2001	2000	1999
Revenues	$ 17,673,988	$ 18,316,116	$ 18,184,007
Operating expenses:			
Direct expenses	8,059,397	9,119,750	11,133,090
Selling, general and administrative	4,985,328	4,602,223	4,177,185
Depreciation and amortization	1,916,740	1,269,535	816,740
Cost of closing duplicate facilities and severance charges	---	---	363,965
Total operating expenses	14,961,465	14,991,508	16,490,980
Operating income	2,712,523	3,324,608	1,693,027
Other income (expense):			
Interest income	385,949	661,675	573,460
Interest expense	(454,166)	(91,709)	(7,706)
Other, net	(20,351)	(38,423)	(35,778)
Total other income (expense)	(88,568)	531,543	529,976
Income before income taxes	2,623,955	3,856,151	2,223,003
Provision for income taxes	953,634	1,139,424	747,691
Net income	$ 1,670,321	$ 2,716,727	$ 1,475,312
Net income per share – basic and diluted	$ 0.24	$ 0.39	$ 0.21

See accompanying notes to financial statements.

NATIONAL RESEARCH CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
THREE YEARS ENDED DECEMBER 31, 2001

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances at December 31, 1998...........	$ ---	$ 7,305	$ 16,839,839	$ 1,734,980	$ ---	$ (1,147,594)	$ 17,434,53
Comprehensive income							
Net income/total comprehensive income	---	---	---	1,475,312	---	---	1,475,31
Purchase of 85,700 shares of treasury stock....................................	---	---	---	---	---	(343,475)	(343,47
Balances at December 31, 1999...........	---	7,305	16,839,839	3,210,292	---	(1,491,069)	18,566,36
Issuance of 27,413 common shares for the exercise of stock options	---	27	113,053	---	---	---	113,08
Tax benefit from the exercise of options...	---	---	11,828	---	---	---	11,82
Comprehensive income							
Other comprehensive loss, net of income taxes of $5,816	---	---	---	---	(13,571)	---	(13,57
Net income......................................	---	---	---	2,716,727	---	---	2,716,72
Total comprehensive income	---	---	---	2,716,727	(13,571)	---	2,703,15
Purchase of 3,000 shares of treasury stock....................................	---	---	---	---	---	(12,000)	(12,00
Balances at December 31, 2000...........	$ ---	$ 7,332	$ 16,964,720	$ 5,927,019	$ (13,571)	$ (1,503,069)	$ 21,382,43
Issuance of 63,180 common shares for the exercise of stock options	---	63	260,998	---	---	---	261,06
Tax benefit from the exercise of options...	---	---	30,199	---	---	---	30,1
Comprehensive income							
Other comprehensive loss, net of income taxes of $3,660	---	---	---	---	9,386	---	9,3
Net income......................................	---	---	---	1,670,321	---	---	1,670,3
Total comprehensive income	---	---	---	1,670,321	9,386	---	1,679,7
Balances at December 31, 2001...........	$ ---	$ 7,395	$ 17,255,917	$ 7,597,340	$ (4,185)	$ (1,503,069)	$ 23,353,3

See accompanying notes to financial statements.

NATIONAL RESEARCH CORPORATION
STATEMENTS OF CASH FLOWS
THREE YEARS ENDED DECEMBER 31, 2001

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,670,321	$ 2,716,727	$ 1,475,312
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,916,740	1,269,535	816,740
Impairment losses	---	---	230,813
Deferred income taxes	306,117	356,165	117,852
Loss on sale of property and equipment	(587)	25,682	22,106
Loss on sale of other investments	---	43	788
Tax benefit of stock options	30,199	11,828	---
Other non-cash charges	23,313	32,581	25,920
Change in assets and liabilities:			
Trade accounts receivable	(427,483)	1,204,504	22,232
Unbilled revenues	(423,783)	(624,686)	407,741
Prepaid expenses and other	(85,384)	(145,272)	122,300
Accounts payable	103,857	(464,158)	135,326
Accrued expenses, wages and profit sharing	(385,035)	(585,956)	(101,491)
Income taxes payable and recoverable	(203,201)	(297,366)	234,533
Billings in excess of revenues earned	554,578	(1,464,487)	(9,885)
Net cash provided by operating activities	3,079,652	2,035,140	3,500,287
Cash flows from investing activities:			
Purchases of property and equipment	(1,543,286)	(6,194,318)	(4,904,156)
Acquisition, net of cash acquired	(3,762,229)	---	---
Purchases of securities available-for-sale	(13,396,039)	(12,947,873)	(13,028,838)
Proceeds from the maturities of securities available-for-sale	13,349,654	17,227,940	10,160,785
Proceeds from sale of property and equipment	698	27,978	1,000
Net cash used in investing activities	(5,351,202)	(1,886,273)	(7,771,209)
Cash flows from financing activities:			
Borrowings (payments) under line of credit, net	---	(3,544,000)	3,544,000
Proceeds from issuance of debt	---	5,440,000	---
Payments on notes payable	(128,263)	(76,729)	(30,792)
Payment of purchase price payable	---	---	(2,636,936)
Proceeds from issuance of common stock	261,061	113,080	---
Purchase of treasury stock	---	(12,000)	(343,475)
Net cash provided by financing activities	132,798	1,920,351	532,797
Net increase (decrease) in cash and cash equivalents	(2,138,752)	2,069,218	(3,738,125)
Cash and cash equivalents at beginning of period	3,218,805	1,149,587	4,887,712
Cash and cash equivalents at end of period	$ 1,080,053	$ 3,218,805	$ 1,149,587

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation (the "Company") is a provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company provides market research services to hospitals and insurance companies on an unsecured credit basis. The Company's ten largest clients accounted for 50%, 41% and 43% of the Company's total revenues in 2001, 2000 and 1999, respectively. One client accounted for 18.7%, 14.6%, and 15.7% of total revenues in 2001, 2000 and 1999, respectively. A second client accounted for 11.0%, 12.9% and 10.2% of total revenues in 2001, 2000 and 1999, respectively. The Company operates in a single industry segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives a substantial majority of its operating revenues from its annually renewable services, which include the NRC Listening System ("Performance Tracking Services") and the NRC Healthcare Market Guide ("Renewable Syndicated Service"). Under the NRC Listening System, the Company provides interim and annual performance tracking to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. Through its syndicated NRC Healthcare Market Guide, the Company publishes healthcare market information to its clients generally on an annual basis. The Company also derives revenues from custom and other research projects.

The Company recognizes revenues from its Performance Tracking Services and its custom and other research projects using the percentage of completion method of accounting. These services typically include a series of surveys and deliverable reports in which the timing and frequency vary by contract. Progress on a contract can be tracked reliably and customers are obligated to pay as services are performed. The recognized revenue is the percent of estimated total revenues that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Losses expected to be incurred on jobs (if any) in progress are charged to income as soon as such losses are known. Revenues earned on contracts in progress in excess of billings are classified as a current asset. Amounts billed in excess of revenues earned are classified as a current liability. Client projects are generally completed within a twelve-month period.

The Company recognizes revenue on a completed contract basis for its Renewable Syndicated Service contracts with its principal customers. Characteristics of these contracts include durations of four to six months, progress to completion cannot be reasonably defined, and various intermediate steps in the process overlap in stages of progress for different contracts. The Company defers direct costs of preparing the survey data for the Renewable Syndicated Service. The Company recognizes revenues and related direct costs for its Renewable Syndicated Service upon delivery to its principal customers. Customers have no obligation to pay for these services until the services are delivered. The Company generates additional revenues from incidental customers subsequent to the completion of each edition. Revenues and costs for these services are recognized as the customization services are performed and completed.

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

For costs of software developed for internal use, the Company expenses as incurred computer software costs incurred in the preliminary project stage, which involves the conceptual formulation, evaluation and selection of technology alternatives. Costs incurred related to the design, coding installation and testing of software during the application project stage are capitalized. Costs incurred for training and application maintenance are expensed as incurred. The Company has capitalized approximately $913,000, $596,000 and $1,491,000 of costs incurred for the development of internal use software for the years ended December 31, 2001, 2000 and 1999, respectively, with such costs classified as property and equipment. Prior to January 1, 1999, the Company's accounting policy was to expense as incurred all costs of software developed for internal use.

The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. The Company uses both straight-line and accelerated methods of depreciation and amortization over estimated useful lives of five to ten years for furniture and fixtures, three to five years for computer equipment, three to four years for capitalized software and forty years for the Company's new office building.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets, which represent the excess of purchase price over fair value of net assets acquired, are amortized on a straight-line basis over the expected periods to be benefited, ten to twenty years. The Company assesses the recoverability of these intangible assets by determining whether the amortization of the intangible asset balances over their remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. Assets to be disposed of or abandoned are assessed for recoverability by determining whether the carrying value of the asset is less than estimated net realizable value.

In June 2001, the Financial Accounting Standards Board also issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement:

- replaces the requirements to amortize goodwill and certain other intangible assets with an annual impairment test, and

- requires an evaluation of the useful lives of intangible assets and an impairment test for goodwill upon adoption.

The provisions of this statement are effective for fiscal years beginning after December 15, 2001, so the Company must adopt the provisions of SFAS No. 142 for the quarter ended March 31, 2002.

In 2002, the Company will cease amortization of $9.5 million of goodwill. Total goodwill amortization expense in 2001 was approximately $543,000. No goodwill amortization expense will be recorded in 2002. In lieu of amortizing goodwill, the Company is required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. The company expects to complete its initial review during the first six months of 2002. The Company does not expect to recognize an impairment loss on completion of its initial impairment review, however, there can be no assurance that at the time the review is completed a material impairment loss will not be recognized.

Marketable Securities

All marketable securities held by the Company at December 31, 2001 and 2000 were classified as available-for-sale and recorded at fair market value. Unrealized holding gains and losses (if any), net of the related tax effect, on available-for-sale securities are reported as other comprehensive income or loss. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Fair values are estimated based on quoted market prices.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock Option Plans

The Company recognizes stock-based compensation expense for its stock option plans using the intrinsic value method. Under that method, no compensation expense is recorded if the exercise price of the employee stock options equals or exceeds the market price of the underlying stock on the date of grant. For disclosure purposes, pro forma net income and income per share are provided as if the fair value method had been applied.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Earnings Per Share

Net income per share has been calculated and presented for "basic" and "diluted" per share data. Net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted average number of common shares adjusted for the dilutive effects of options and common equivalent shares outstanding. At December 31, 2001, 2000 and 1999, 72,591, 77,519 and 378,456 options, respectively, have been excluded from the diluted net income per share computation because their exercise price exceeds the fair market value.

The weighted average shares outstanding is calculated as follows:

	2001	2000	1999
Common stock	7,053,245	7,019,097	7,054,487
Dilutive effect of options	35,289	5,409	1,936
Weighted average shares used for dilutive per share	7,088,534	7,024,506	7,056,423

There are no reconciling items between the Company's reported net income and net income used in the computation of basic and diluted income per share.

Comprehensive Income

The Company's only source of other comprehensive income is unrealized gains or losses on marketable debt securities. Other comprehensive income from marketable debt securities was not significant for the year ended December 31, 1999.

(2) Acquisitions

On May 7, 2001, the Company acquired the healthcare survey business of The Picker Institute. The aggregate purchase price for the acquisition was $4.1 million, consisting of cash of $3.2 million, assumed liabilities for uncompleted customer contracts of $0.3 million and direct costs of acquisition of $0.6 million. The results of the acquired business have been included in the Company's operating results since the acquisition. The Company allocated the excess of purchase price over net assets acquired entirely to goodwill until the valuation is completed and the purchase price is allocated in accordance therewith. The goodwill was amortized using an estimated useful life of 10 years for financial reporting purposes during 2001, and is fully deductible over 15 years for income tax purposes.

The following unaudited pro forma information presents the combined results of operations of the Company as if the acquisition occurred on January 1, 2000. These results included certain adjustments, including amortization of goodwill and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations if the acquisitions had been in effect at the beginning of each period or which may be attained in the future.

	Pro Forma Years Ended December 31,	
	2001	2000
	(Dollars in thousands) (unaudited)	
Revenues	18,760	21,574
Net income	1,743	2,161
Earnings per share	0.25	0.31

During 1999, the Company paid $2.6 million of remaining purchase price payable related to the 1998 acquisition of Healthcare Research Systems, Ltd.

(3) Investments in Marketable Debt Securities

The amortized cost, gross realized holding gains and losses and fair value of securities by major security type and class of security at December 31, 2001, were as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Debt securities:				
Obligations of U.S. government agencies	$ 6,641,938	$ ---	$ (6,341)	$ 6,635,597
Other	946	---	---	946
Total	$ 6,642,884	$ ---	$ (6,341)	$ 6,636,543

The amortized cost, gross unrealized holding gains and losses and fair value by major security type and class of security at December 31, 2000 were as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Debt securities:				
Obligations of U.S. government agencies	$ 6,595,541	$ ---	$ (19,387)	$ 6,576,154
Other	958	---	---	958
Total	$ 6,596,499	$ ---	$ (19,387)	$ 6,577,112

There were no sales of marketable securities in advance of scheduled maturities of available-for-sale marketable debt securities during 2001, 2000 or 1999. The fair value and amortized cost of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2001	
	Fair Value	Amortized Cost
Due after three months through one year......	$3,197,330	$3,186,170
Due after one year through five years..........	3,438,267	3,455,768
	$6,635,597	$6,641,938

(4) Property and Equipment

At December 31, 2001 and 2000 property and equipment consisted of the following:

	2001	2000
Furniture and equipment..................................	$ 1,429,032	$ 1,415,522
Computer equipment and software.....................	6,390,505	5,407,782
Building..	7,888,355	7,862,117
Land...	425,000	425,000
	16,132,892	15,110,421
Less accumulated depreciation and amortization..	3,225,695	1,892,081
Net property and equipment..............................	$ 12,907,197	$ 13,218,340

(5) Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following at December 31, 2001 and 2000:

	2001	2000
Customer lists.......................................	$ 359,048	$ 359,048
Goodwill...	9,465,703	5,417,771
	9,824,751	5,776,819
Less accumulated amortization...............	1,285,573	719,058
Net goodwill and intangible assets...........	$ 8,539,178	$ 5,057,761

(6) Income Taxes

Income tax expense (benefit) consisted of the following components:

	Current	Deferred	Total
2001:			
Federal	$ 573,511	$ 267,808	$ 841,319
State	74,006	38,309	112,315
Total	$ 647,517	$ 306,117	$ 953,634
2000:			
Federal	$ 608,400	$ 310,500	$ 918,900
State	174,859	45,665	220,524
Total	$ 783,259	$ 356,165	$ 1,139,424
1999:			
Federal	$ 523,658	$ 102,767	$ 626,425
State	106,181	15,085	121,266
Total	$ 629,839	$ 117,852	$ 747,691

The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated applying the U.S. Federal income tax rate of 34% on pretax income is as follows:

	2001	2000	1999
Expected federal income taxes	$ 892,100	$ 1,311,100	$ 755,800
State income taxes, net of federal benefit	74,100	153,600	80,100
Tax credits and incentives	(2,600)	(386,100)	(66,000)
Other	(9,966)	60,824	(22,209)
Total	$ 953,634	$ 1,139,424	$ 747,691

Deferred tax assets and liability at December 31, 2001 and 2000, were comprised of the following:

	2001	2000
Deferred tax assets:		
Allowance for doubtful accounts	$ 39,649	$ 30,100
Accrued expenses	170,800	157,800
Bonus and profit sharing accruals	---	34,000
Intangible assets	418,800	461,000
Investments available-for-sale	2,156	5,816
Gross deferred tax assets	631,405	688,716
Deferred tax liability:		
Basis in property and equipment	638,377	385,911
Net deferred tax assets (liability)	$ (6,972)	$ 302,805

The Company did not record a valuation allowance for its deferred tax assets because management believes that it is more likely than not that the Company will generate sufficient taxable income to fully realize these deferred tax benefits.

(7) Notes Payable

Notes payable consist of the following:

	2001	2000
Note payable to US Bank, at 8.25%, payable in monthly installments of $46,690 including interest, with final payment of principal and interest due October 31, 2010, secured by land and building	$ 5,297,839	$ 5,410,050
Note payable to National Computer Systems, at 8.50%, payable in monthly installments of $1,430 including interest, with final payment of principal and interest due March 1, 2002, secured by an asset of the Company	4,230	20,282
Total notes payable	5,302,069	5,430,332
Less current portion	132,312	134,518
Notes payable, net of current portion	$ 5,169,757	$ 5,295,814

The aggregate maturities of notes payable for each of the five years subsequent to December 31, 2001 are: 2002 - $132,312; 2003 - $139,057; 2004 - $150,973; 2005 - $163,910; and 2006 - $177,956.

(8) Stock Option Plans

In August 1997, the Board of Directors adopted and the Company's shareholders approved the National Research Corporation 1997 Equity Incentive Plan (the " 1997 Equity Incentive Plan"). The 1997 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock and/or performance shares with respect to up to an aggregate of 730,000 shares of the Company's common stock through the date of the Company's annual meeting of shareholders in the year 2001. Options granted may be either nonqualified or incentive stock options. Vesting terms vary with each grant, and option terms are generally five years. At December 31, 2001, there were no remaining shares available for issuance under the 1997 Equity Incentive Plan.

In October 1997, the Board of Directors adopted and the Company's shareholders approved the National Research Corporation Director Stock Plan (the "Director Plan"). As amended in December 1997, the Director Plan provides for formula grants of nonqualified options to each director of the Company who is not an employee of the Company. On the date of each annual meeting of shareholders of the Company, each such director, if reelected or retained as a director at such meeting, is granted an option to purchase 1,000 shares of the Company's common stock. Option exercise prices equal the fair market value of the Company's common stock on the date of grant. Options vest one year following the date of grant and may be exercisable for a period of up to 10 years following the date of grant. Options to purchase 2,000 shares of the Company's common stock were granted in each of 2001, 2000 and 1999. At December 31, 2001, there were 22,000 shares available for issuance pursuant to future grants under the Director Plan.

In August 2001, the Board of Directors adopted, subject to the approval of the Company's shareholders in May 2002, the National Research Corporation 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan"). The 2001 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock and/or performance shares with respect to up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either nonqualified or incentive stock options. Vesting terms vary with each grant, and option terms are generally five years. At December 31, 2001, there were

546,363 shares available for issuance pursuant to future grants under the 2001 Equity Incentive Plan. The Company has accounted for grants of 81, 962 options under the Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes. Although grants of options under the plan are subject to shareholder approval in 2002, shareholder approval is essentially a formality because management and members of the board control a sufficient number of votes to approve the plan and management and members of the board intend to vote to approve the plan in 2002.

Options to purchase shares of common stock have been granted in 2001, 2000 and 1999 with exercise prices equal to the fair value of the common stock on the date of grant. Accordingly, no compensation expense was recorded for these grants. Had compensation cost for the stock option grants been determined using the fair value method, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
	(in thousands, except per share amounts)		
Pro forma:			
Net income, as reported	$1,670	$2,717	$1,475
Net income, adjusted for the fair value method	1,607	2,687	1,324
Income per share, as reported (1)	$0.24	$0.39	$0.21
Income per share, adjusted for the fair value method (1)	0.23	0.39	0.19

(1) Amounts are the same for both basic and diluted income per share.

As of December 31, 2001, no stock appreciation rights, restricted stock or performance shares have been granted under the 1997 Equity Incentive Plan or the 2001 Equity Incentive Plan.

The weighted average fair value of options granted in 2001, 2000 and 1999 was $1.97, $2.14 and $1.52, respectively. Pro forma net income reflects the allocation of compensation cost for stock option grants using the fair value method. Compensation cost is allocated between periods based upon the vesting period of the options. Therefore, the full impact of calculating compensation cost using the fair value method is not reflected in pro forma net income amounts presented above because compensation cost is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options for 2001, 2000 and 1999 was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	2001	2000	1999
Expected dividend yield at date of grant	0	0	0
Expected stock price volatility	45.0%	45.0%	45.0%
Risk-free interest rate	4.0%	6.0%	6.0%
Expected life of options (in years)	3.75 to 5.00	3.75 to 5.00	3.75 to 5.00

The following information relates to options to purchase common stock:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 1998	402,630	$6.33
Granted	135,930	3.71
Canceled	(89,341)	5.51
Balance at December 31, 1999	449,219	5.70
Granted	38,218	4.99
Exercised	(27,413)	4.13
Canceled	(118,332)	5.26
Balance at December 31, 2000	341,692	5.90
Granted	80,197	5.09
Exercised	(63,180)	4.13
Canceled	(51,467)	6.51
Balance at December 31, 2001	307,242	5.95
Exercisable at December 31, 2001	226,304	6.27

At December 31, 2001, the range of exercise prices for outstanding stock options was $2.188 to $15.00 and the weighted average remaining contractual life of outstanding stock options was 2.58 years, of which 197,774 shares are between $3.71 and $5.09.

(9) Leases

The Company leased office space for a monthly base rental payment plus maintenance and utilities. Rental expense was $11,067, $276,359 and $401,105 during 2001, 2000 and 1999, respectively, and is included in selling, general and administrative expenses in the statements of income. During 2000 the Company moved out of the leased office space and into its own building. The Company also leases printing equipment and services. The future minimum lease payments under noncancelable operating leases for each of the five years subsequent to December 31, 2001 are: 2002 - $233,178; 2003 - $205,182; 2004 - $205,182: 2005 – 205,182: and 2006 - $18,127.

(10) Employee Benefits

The Company sponsors a qualified defined contribution profit sharing plan covering substantially all employees with a minimum service of 1,000 hours and one year of service except for highly compensated employees covered by other nonqualified profit sharing plans. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. No contributions were made by the Company in 2001, 2000 and 1999.

The Company also sponsors nonqualified profit sharing bonus and incentive plans for employees and members of executive management of the Company. Certain bonuses under the executive management incentive plan are paid over a five-year period. Expense recorded under these plans was $119,279, $273,793 and $162,458 in 2001, 2000 and 1999, respectively.

(11) Restructuring Expenses and Impairment of Assets

During 1999, the Company recorded provisions related to restructuring expenses and impairments of long-lived assets. The Company's restructuring activities included the elimination of substantially all of the Company's Columbus, Ohio work force and the abandonment of duplicative facilities. The Company's restructuring plan commitments, which were fully completed in 1999, included the following:

- Severance costs of $104,437 were accrued related to the termination of fourteen employees at the Company's Columbus, Ohio location. These employees represent substantially all of the Company's full-time work force in Columbus, Ohio. These severance benefits were paid in full during 2000.
- Impairment losses of $230,813 were recorded in 1999 for the Company's intangible asset, workforce in place, which was acquired in connection with the Company's 1998 acquisition of Healthcare Research Systems, Ltd.. The abandonment of this intangible asset occurred concurrent with management's plans to eliminate substantially all of its full-time Columbus, Ohio workforce.
- Impairment losses of $17,428 were recognized in 1999 in connection with property and equipment abandoned with the Columbus, Ohio facilities.
- Lease costs of $11,287 were accrued for contractual commitments on abandoned facilities.

After income taxes, these actions reduced 1999 net income by approximately $235,000, or $.03 per share.

Management terminated its remaining call center work force in Columbus, Ohio during 2000. The cost of terminating this remaining workforce was not significant.

(12) Supplemental Cash Flow Information

For the years ended December 31, 2001, 2000 and 1999, the Company paid interest of $454,250, $417,567 and $62,685, respectively, including capitalized interest of $0, $325,963 and $54,617, respectively.

For the years ended December 31, 2001, 2000 and 1999, the Company paid income taxes of $820,519, $1,068,798 and $397,540, respectively.

Accounts payable at December 31, 2001, 2000 and 1999, included $70,958, $555,270 and $863,216, respectively, for purchases of property and equipment.

In connection with the Company's acquisition of a business during 2001, the Company assumed unearned revenues of $285,702 for uncompleted customer contracts.

(13) Legal Proceedings

In May 2000, Cap Gemini America, Inc., the software developer of the Company's automated software process (a proprietary system that automates the creation and processing of surveys), filed a lawsuit against the Company in the United States District Court for the District of Nebraska seeking approximately $1.1 million the Company owed but withheld under a consulting agreement between Cap Gemini and the Company. The Company subsequently filed a counter suit against Cap Gemini. On February 21, 2002, a jury returned a verdict partly in favor of Cap Gemini and ordered that the Company pay to Cap Gemini approximately $700,000. The Company is also required to pay prejudgment interest of approximately $64,000. The Company had a liability of $800,000 recorded related to the acquisition of software. An expense will be recorded by the Company in 2002 related to the prejudgment interest awarded to the plaintiff.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item with respect to directors and Section 16 compliance is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", respectively, in the Company's definitive Proxy Statement for its 2001 Annual Meeting of Shareholders ("Proxy Statement") and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Part I, page 7 of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item is included under the captions "Board of Directors-Director Compensation" and "Executive Compensation" in the Proxy Statement and is hereby incorporated herein by reference; provided, however, that the subsection entitled "Executive Compensation-Report on Executive Compensation" shall not be deemed to be incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Financial statements - The financial statements listed in the accompanying index to financial statements and financial statement schedules are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedules - The financial statement schedules listed in the accompanying index to financial statements and financial statement schedules are filed as part of this Annual Report on Form 10-K.

3. Exhibits - The exhibits listed in the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

(b) Reports on Form 8-K

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29th day of March, 2001.

NATIONAL RESEARCH CORPORATION

By /s/ Michael D. Hays
Michael D. Hays
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael D. Hays Michael D. Hays	President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2002
/s/ Patrick E. Beans Patrick E. Beans	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 29, 2002
/s/ John N. Nunnelly John N. Nunnelly	Director	March 29, 2002
/s/ Paul C. Schorr, III Paul C. Schorr, III	Director	March 29, 2002
/s/ JoAnn M. Martin JoAnn M. Martin	Director	March 29, 2002

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors
National Research Corporation:

Under date of February 12, 2002, except as to Note 13, which is as of February 21, 2002, we reported on the balance sheets of National Research Corporation as of December 31, 2001 and 2000, and the related statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001, which are included in the Company's Annual Report on Form 10-K. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule in the Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Lincoln, Nebraska
February 12, 2002

NATIONAL RESEARCH CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Bad Debt Expense	Write-offs, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:				
Year Ended December 31, 1999	$61,891	45,000	43,793	63,098
Year Ended December 31, 2000	$63,098	89,000	74,822	77,276
Year Ended December 31, 2001	$77,276	65,000	40,602	101,674

See accompanying independent auditors' report.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(3.1)	Articles of Incorporation of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.1) to National Research Corporation's Form S-1 Registration Statement (Registration No. 333-33273)]
(3.2)	By-Laws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.2) to National Research Corporation's Form S-1 Registration Statement (Registration No. 333-33273)]
(10.1)*	National Research Corporation 1997 Equity Incentive Plan [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Form S-1 Registration Statement (Registration No. 333-33273)]
(10.2)*	National Research Corporation 2001 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders]
(10.3)*	National Research Corporation Director Stock Plan, as amended to date [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Form 10-K for the year ended December 31, 1997 (File No. 0-29466)]
(10.4)+	Contract, dated January 23, 2002, between National Research Corporation and the Department of Veterans Affairs
(23)	Consent of KPMG LLP
(99)	Proxy Statement for the 2002 Annual Meeting of Shareholders, to be filed within 120 days of December 31, 2002 [To be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after December 31, 2001; except to the extent specifically incorporated by reference, the Proxy Statement for the 2002 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K]

---

* A management contract or compensatory plan or arrangement.

\+ Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Michael D. Hays
President and Chief Executive Officer
National Research Corporation

Patrick E. Beans
Vice President, Treasurer and Chief Financial Officer
National Research Corporation

JoAnn A. Martin*
Executive Vice President and Chief Financial Officer
Ameritas Life Insurance Corp.

John N. Nunnelly**
Group President
Financial and Administrative Solutions Division
of the Information Solutions Division
McKesson Corporation

Paul C. Schorr III**
President and Chief Executive Officer
ComCor Holding, Inc.

* Member of Audit Committee
** Member of Audit and Compensation Committee

EXECUTIVE OFFICERS

Michael D. Hays
President and Chief Executive Officer

Jona S. Raasch
Vice President and Chief Operations Officer

Patrick E. Beans
Vice President, Treasurer and Chief Financial Officer

Joseph W. Carmichael
Vice President, Research and Technology

Corporate Data

Transfer Agent

U.S. Bank, N.A.
1555 North RiverCenter Drive, Suite 301
Milwaukee, Wisconsin 53212
(414) 905-5090 – phone
(800) 637-7549 – fax

Independent Accountants

KPMG LLP
Lincoln, Nebraska

Corporate Counsel

Foley & Lardner
Milwaukee, Wisconsin

Woods & Aitken
Lincoln, Nebraska

Corporate Headquarters

National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508
(402) 475-2525 – phone
(402) 475-9061 – fax
www.nationalresearch.com

Common Stock

National Research Corporation's common stock is traded on The Nasdaq Stock Market's National Market under the symbol NRCI.

[illegible] Q Street
[illegible] Nebraska 68508
[illegible]-2525 – phone
[illegible]-9061 – fax
[illegible]research.com



NATIONAL RESEARCH
Corporation